Exhibit (a)(1)(A)

Offer to Purchase for Cash

by

NCR Corporation

of

Up to $1,000,000,000 of Shares of its Common Stock

at a Purchase Price not less than $26.00

nor greater than $29.50 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 11, 2015, UNLESS THE OFFER IS EXTENDED (SUCH TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

NCR Corporation, a Maryland corporation (the “Company”, “NCR”, “we”, “our” or “us”), invites our shareholders to tender shares of our common stock, par value $0.01 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholder of not less than $26.00 and not greater than $29.50 per Share (“Auction Tenders”) or (ii) purchase price tenders (“Purchase Price Tenders”), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). We are offering to purchase Shares having an aggregate purchase price of up to $1.0 billion. Shareholders who wish to tender Shares without specifying a price at which such Shares may be purchased by the Company should make a Purchase Price Tender. Under a Purchase Price Tender, Shares will be purchased, upon the terms and subject to the conditions of the Offer, at the Purchase Price (as defined below) determined as provided herein. Shares tendered pursuant to Purchase Price Tenders will be deemed to be tendered at the minimum price of $26.00 per Share for purposes of determining the Purchase Price. Shareholders who validly tender Shares without specifying whether they are making an Auction Tender or a Purchase Price Tender will be deemed to have made a Purchase Price Tender.

Promptly following the Expiration Time, we will, upon the terms and subject to the conditions of the Offer, determine a single price per Share (the “Purchase Price”), which will be not less than $26.00 and not greater than $29.50 per Share, that we will pay for Shares purchased in the Offer. The Purchase Price will be the lowest price per Share of not less than $26.00 and not greater than $29.50 that will enable the Company to purchase Shares validly tendered in the Offer and not validly withdrawn having an aggregate purchase price of up to $1.0 billion. Only Shares validly tendered at prices at or below the Purchase Price, and not validly withdrawn, will be eligible for purchase in the Offer. Shares validly tendered pursuant to an Auction Tender at a price that is greater than the Purchase Price will not be purchased. Upon the terms and subject to the conditions of the Offer, if Shares having an aggregate purchase price of less than $1.0 billion are validly tendered and not validly withdrawn, we will buy all Shares validly tendered and not validly withdrawn, subject to the satisfaction or waiver of the conditions to the Offer. Because of the proration, “odd lot” priority and conditional tender provisions described in this Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if Shares are validly tendered at or below the Purchase Price (and not validly withdrawn) having an aggregate purchase price of more than $1.0 billion.

In accordance with the rules of the Securities and Exchange Commission (the “SEC”), in the event that Shares are validly tendered at or below the Purchase Price having an aggregate purchase price of more than $1.0 billion, we may exercise our right to purchase up to an additional 2% of our outstanding Shares without extending the Expiration Time. We also expressly reserve the right, in our sole discretion, to amend the Offer to purchase additional Shares, subject to applicable law. See Sections 1 and 16.

At the maximum Purchase Price of $29.50 per Share, we could purchase 33,898,305 Shares if the Offer is fully subscribed, which would represent approximately 19.9% of our issued and outstanding common stock as of November 9, 2015. At the minimum Purchase Price of $26.00 per Share, we could purchase 38,461,538 Shares if the Offer is fully subscribed, which would represent approximately 22.6% of our issued and outstanding common stock as of November 9, 2015. Our Shares outstanding as of November 9, 2015 do not include Shares issuable upon exercise of existing stock options or upon conversion of the convertible preferred stock that we expect to issue in connection with the Strategic Investment (as defined herein).

We expect to fund the purchase of Shares in the Offer and to pay the fees and expenses in connection with the Offer with the proceeds of the Strategic Investment (as defined herein), borrowings under our existing Senior Secured Credit Facility with JPMorgan Chase Bank, N.A., as Administrative Agent, and a syndicate of lenders and A/R Facility with PNC Bank, National Association, as Administrative Agent, and various lenders (as further described herein) and available cash. The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions, including the consummation by the Company of the Strategic Investment referred to above on terms reasonably satisfactory to the Company. See Sections 2, 7 and 9.

The Shares are listed and traded on the New York Stock Exchange (the “NYSE”) under the symbol “NCR.” On November 12, 2015, the last full trading day before the announcement of the Offer, the last reported sale price of our Shares on the NYSE was $26.43 per Share. Shareholders are urged to obtain current market quotations for the Shares before deciding whether and at what price to tender their Shares. See Section 8.

You may direct questions and requests for assistance to Georgeson Inc., which is acting as the Information Agent for the Offer (“Georgeson” or the “Information Agent”), or to J.P. Morgan Securities LLC or Merrill Lynch, Pierce, Fenner & Smith Incorporated which are severally acting as the Dealer Managers for the Offer (the “Dealer Managers”). Their respective addresses and telephone numbers appear on the back cover of this Offer to Purchase. You may direct requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent.

The Dealer Managers for the Offer are:

BofA Merrill Lynch	J.P. Morgan

Offer to Purchase, dated November 13, 2015

IMPORTANT

Our Board of Directors has approved our making the Offer. However, none of the Company, our Board of Directors, the Dealer Managers, the Depositary (as defined herein), or the Information Agent makes any recommendation as to whether you should tender or refrain from tendering your Shares or as to the price or prices at which you should tender your Shares. We have not authorized any person to make any such recommendation. You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender and the price or prices at which you may choose to tender your Shares.

You should read carefully the information set forth or incorporated by reference in this Offer to Purchase and in the related Letter of Transmittal, including the purpose and effects of the Offer. See Section 2. All of our directors and executive officers have advised us that they do not intend to tender any of their Shares in the Offer. See Section 12. You should discuss whether to tender your Shares with your broker and/or financial or tax advisor.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

If you wish to tender all or any portion of your Shares pursuant to the Offer, you must do one of the following before the Offer expires:

•	if you hold certificates in your own name, follow the instructions described in Section 3 “Procedures For Tendering Shares” carefully, as you will need to complete a Letter of Transmittal in accordance with the instructions contained therein and deliver it, along with the certificates representing your Shares, any required signature guarantees and any other documents required by the Letter of Transmittal, to Wells Fargo Bank, N.A., the Depositary for the Offer (the “Depositary”);

•	if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee (the “nominee”), you must contact the nominee and request that the nominee tender your Shares for you;

•	if you are an institution participating in The Depository Trust Company (“DTC”), you must tender your Shares according to the procedure for book-entry transfer described in Section 3;

•	if you are a holder of vested but unexercised stock options outstanding under the Company’s 2013 Stock Incentive Plan (the “SIP”) or any predecessor plans, such as the NCR Management Stock Plan (the “Management Stock Plan”) and the 2006 Stock Incentive Plan (as amended and restated effective April 27, 2011 as the 2011 Stock Incentive Plan, the “2011 Plan”), (together, the “Equity Plans”) you may, subject to the requirements of the applicable Equity Plan and award agreement, exercise such options and tender some or all of the Shares issued pursuant to such exercise in the Offer. Such holders must complete the exercise of such vested options sufficiently in advance of the Expiration Time in order to provide adequate time to validly tender any such Shares in the Offer. Exercises of options cannot be revoked even if some or all of the Shares received upon the exercise thereof and tendered in the Offer are not purchased pursuant to the Offer for any reason (see Sections 3 and 12 for more information on the Equity Plans generally);

•	if you are a holder of restricted stock units outstanding under any of our Equity Plans you may tender the Shares underlying such units only if they have vested and you have received the underlying Shares free of restrictions on the transfer of such Shares; or

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•	if you are unable to deliver the certificates for the Shares or the other required documents to the Depositary or you cannot comply with the procedure for book-entry transfer within the required time, you must tender Shares pursuant to the Offer by complying with the guaranteed delivery procedures outlined in Section 3.

Beneficial owners of Shares should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact their nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

In addition, if you wish to maximize the likelihood that your Shares will be purchased by us, you should tender your Shares pursuant to a Purchase Price Tender. Shares tendered pursuant to Purchase Price Tenders will be deemed to be tendered at the minimum price of $26.00 per Share for purposes of determining the Purchase Price. You should understand that this election may lower the Purchase Price that is to be paid for all purchased Shares in the Offer and could result in your Shares being purchased at the minimum price of $26.00 per Share. The lower end of the price range for the Offer is below the closing market price for the Shares on November 12, 2015, the last full trading day before we commenced the Offer, when the closing market price for the Shares on the NYSE was $26.43. See Section 3.

WE ARE NOT AWARE OF ANY JURISDICTION WHERE THE MAKING OF THE OFFER IS NOT IN COMPLIANCE WITH APPLICABLE LAW. IF WE BECOME AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES WHERE THE MAKING OF THE OFFER OR THE ACCEPTANCE OF SHARES PURSUANT TO THE OFFER IS NOT IN COMPLIANCE WITH ANY APPLICABLE LAW, WE WILL MAKE A GOOD FAITH EFFORT TO COMPLY WITH THE APPLICABLE LAW. IF, AFTER A GOOD FAITH EFFORT, WE CANNOT COMPLY WITH THE APPLICABLE LAW, THE OFFER WILL NOT BE MADE TO, NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF, THE HOLDERS OF SHARES RESIDING IN THAT JURISDICTION. IN ANY JURISDICTION WHERE THE SECURITIES OR BLUE SKY LAWS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER IS BEING MADE ON OUR BEHALF BY THE DEALER MANAGERS OR ONE OR MORE REGISTERED BROKERS OR DEALERS, WHICH ARE LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES IN THE OFFER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE (INCLUDING THE INFORMATION INCORPORATED BY REFERENCE HEREIN), IN THE RELATED LETTER OF TRANSMITTAL OR IN THE OTHER OFFER MATERIALS. OUR DELIVERY OF THIS OFFER TO PURCHASE SHALL NOT UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE IS CORRECT AS OF ANY TIME OTHER THAN THE DATE OF THIS OFFER TO PURCHASE OR THAT THERE HAVE BEEN NO CHANGES IN THE INFORMATION INCLUDED OR INCORPORATED BY REFERENCE HEREIN OR IN THE AFFAIRS OF NCR OR ANY OF ITS SUBSIDIARIES OR AFFILIATES SINCE THE DATE HEREOF. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY US, THE DEALER MANAGERS, THE DEPOSITARY OR THE INFORMATION AGENT.

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SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. In this Offer to Purchase, we use the terms the “Company”, “we” and “us” to refer collectively to NCR Corporation and its subsidiaries. We refer to the Shares of our common stock as the “Shares.” This summary term sheet highlights only certain information contained in this Offer to Purchase. We urge you to read the entire Offer to Purchase (including the documents incorporated by reference herein) and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”) because they contain the full details of the Offer. In this summary term sheet we have included references to the sections of this document where you will find a more complete discussion of the terms of the Offer.

Who is offering to purchase my Shares?

NCR Corporation, the issuer of the Shares.

How many Shares is the Company offering to purchase?

Upon the terms and subject to the conditions of the Offer, we are offering to purchase, at the Purchase Price, Shares of common stock validly tendered in the Offer and not validly withdrawn, up to a maximum aggregate purchase price of $1.0 billion. Because the Purchase Price will only be determined after the Expiration Time, the number of Shares that will be purchased will not be known until after that time. See Sections 1 and 2.

At the maximum Purchase Price of $29.50 per Share, we could purchase 33,898,305 Shares if the Offer is fully subscribed, which would represent approximately 19.9% of the issued and outstanding Shares as of November 9, 2015. At the minimum Purchase Price of $26.00 per Share, we could purchase 38,461,538 Shares if the Offer is fully subscribed, which would represent approximately 22.6% of the issued and outstanding Shares as of November 9, 2015. Our Shares outstanding as of November 9, 2015 do not include Shares issuable upon exercise of existing options or upon conversion of the convertible preferred stock that we expect to issue in connection with the Strategic Investment (as defined herein).

In addition, in the event that Shares are validly tendered at or below the Purchase Price having an aggregate purchase price of more than $1.0 billion, we may exercise our right to purchase up to an additional 2% of our outstanding Shares without extending the Expiration Time. We also expressly reserve the right, in our sole discretion, to amend the Offer to purchase additional Shares, subject to applicable law. See Sections 1 and 16.

The Offer is not conditioned on any minimum number of Shares being tendered by shareholders, but is subject to certain other conditions, including the Strategic Investment Condition. See Sections 7 and 9.

What is the purpose of the Offer?

On November 12, 2015, we announced that, following a comprehensive review of strategic alternatives, our Board of Directors unanimously determined to enter into an agreement with funds managed by or affiliated with Blackstone Capital Partners VI, L.P. and Blackstone Tactical Opportunities L.L.C. (collectively, Blackstone”). Pursuant to the agreement, Blackstone will invest $820 million in the form of a new issue of our perpetual convertible preferred shares and two Blackstone representatives will be appointed to our Board of Directors. We refer to the proposed Blackstone investment as the “Strategic Investment.” See “—Have there been any recent developments of which I should be aware?” Our Board of Directors believes that the Strategic Investment will help accelerate our strategic transformation into a hardware-enabled, software-driven business, and also will allow NCR to return capital to shareholders while preserving the ability to fund potential growth of our business. We expect to fund the purchase of Shares in the Offer and to pay the fees and expenses in connection with the Offer with the proceeds of the Strategic Investment, borrowings under our existing revolving credit facilities and available cash. See Section 2.

The purpose of the Offer is to return capital to our shareholders. Following our comprehensive review of strategic alternatives, our Board of Directors determined that, among other things, it is in the best interests of NCR to repurchase Shares, and that at this time the Offer is a prudent and effective way to do so while providing value and increased liquidity to our shareholders. In particular, our Board of Directors believes the modified “Dutch auction” tender offer set forth in this Offer to Purchase is a mechanism that will provide all NCR shareholders with the opportunity to tender all or a portion of their Shares if they so elect at a price they may select within the specified range. Conversely, the Offer also affords shareholders the option not to participate and, thereby, to increase their relative percentage interest in NCR and its future results. In addition, our Board of Directors believes the Offer provides shareholders with an opportunity to obtain liquidity with respect to all or a portion of their Shares, without potential disruption to the Share price and the usual transaction costs inherent in open market purchases and sales. See Section 2.

What will the Purchase Price for the Shares be and what will be the form of payment?

We are conducting the Offer through a procedure commonly called a modified “Dutch auction.” This procedure allows you to select the price (in increments of $0.25) within a price range specified by us at which you are willing to sell your Shares. The price range for the Offer is $26.00 to $29.50 per Share. The purchase price (the “Purchase Price”) will be the lowest price at which, based on the number of Shares tendered and the prices specified by the tendering shareholders, we can purchase up to $1.0 billion of Shares, or such lesser number of Shares as are validly tendered and not validly withdrawn. All Shares we purchase will be purchased at the same price, even if you have selected a lower price, but we will not purchase any Shares tendered at a price above the Purchase Price. We will determine the Purchase Price for tendered Shares promptly after the Offer expires. If your Shares are purchased in the Offer, we will pay you the Purchase Price, in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the Offer. See Sections 1 and 5. Under no circumstances will we pay interest on the Purchase Price, even if there is a delay in making payment.

If you wish to maximize the chance that your Shares will be purchased in the Offer, you may elect to make a Purchase Price Tender, meaning that you tender indicating that you will accept the Purchase Price that we determine pursuant to the terms of the Offer. If you make a Purchase Price Tender, your Shares will be deemed to be tendered at the minimum price of $26.00 per Share. You should understand that this election may lower the Purchase Price and could result in your Shares being purchased at the minimum price of $26.00 per Share. See Section 1.

How many Shares will the Company purchase in the Offer?

We are offering to purchase up to $1.0 billion in value of Shares. If, based on the Purchase Price we determine, more than $1.0 billion of Shares are validly tendered and not validly withdrawn, we will purchase all Shares tendered at or below the Purchase Price on a pro rata basis, except for “odd lots” (of less than 100 Shares), which we will purchase on a priority basis (though tenders of less than all of the Shares owned by an Odd Lot Holder (as defined herein) will not qualify for this priority), and except for each conditional tender whose condition was not met, which we will not purchase (except as described in Section 6). At the maximum Purchase Price of $29.50 per Share, we could purchase 33,898,305 Shares if the Offer is fully subscribed, which would represent approximately 19.9% of our issued and outstanding Shares as of November 9, 2015. At the minimum Purchase Price of $26.00 per Share, we could purchase 38,461,538 Shares if the Offer is fully subscribed, which would represent approximately 22.6% of our issued and outstanding Shares as of November 9, 2015. Our Shares outstanding as of November 9, 2015 do not include Shares issuable upon exercise of existing options or upon conversion of the preferred stock that we expect to issue in connection with the Strategic Investment. The Offer is not conditioned on any minimum number of Shares being tendered, but is subject to certain other conditions, including the Strategic Investment Condition (as defined herein). See Sections 1, 6 and 7.

In addition, in the event that Shares are validly tendered at or below the Purchase Price (and not validly withdrawn) having an aggregate purchase price of more than $1.0 billion, we may exercise our right to purchase up to an additional 2% of our outstanding Shares without extending the Expiration Time. We also expressly reserve the right, in our sole discretion, to amend the Offer to purchase additional Shares, subject to applicable law. See Sections 1 and 16.

How will the Company pay for the Shares?

The maximum aggregate purchase price of Shares repurchased in the Offer will be $1.0 billion. We expect to fund the purchase of Shares in the Offer and to pay the fees and expenses in connection with the Offer with proceeds from the Strategic Investment, borrowings under our existing revolving credit facilities and available cash. The Offer is subject to completion of the Strategic Investment and the availability of funds thereunder that, together with other available funds, are sufficient to fund the purchase of Shares in the Offer (the “Strategic Investment Condition”). This means that if we are not able to satisfy the Strategic Investment Condition, we will not be required to complete the Offer. Proceeds from the Strategic Investment are expected to be available at least five business days prior to the Expiration Time. See Sections 5, 7 and 9. If the Strategic Investment Condition is satisfied or waived, we will promptly disclose this information and extend the Offer to the extent required by Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

How do I tender my Shares?

If you want to tender all or part of your Shares, you must do one of the following before the applicable deadline set forth below:

•	if you hold certificates in your own name, you must follow the instructions described in Section 3 “Procedures For Tendering Shares” carefully, as you will need to complete a Letter of Transmittal in accordance with the instructions contained therein and deliver it, along with the certificates representing your Shares, any required signature guarantees and any other documents required by the Letter of Transmittal, to Wells Fargo Bank, N.A., the Depositary for the Offer (the “Depositary”);

•	if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee (a “nominee”), you must contact the nominee and request that the nominee tender your Shares for you;

•	if you are an institution participating in The Depository Trust Company (“DTC”), you must tender your Shares according to the procedure for book-entry transfer described in Section 3;

•	if you are a holder of vested but unexercised stock options outstanding under the Company’s 2013 Stock Incentive Plan (the “SIP”) or any predecessor plans, such as the NCR Management Stock Plan (the “Management Stock Plan”) and the 2006 Stock Incentive Plan (as amended and restated effective April 27, 2011 as the 2011 Stock Incentive Plan, the “2011 Plan”), (together, the “Equity Plans”) you may, subject to the requirements of the applicable Equity Plan and award agreement, exercise such options and tender some or all of the Shares issued pursuant to such exercise in the Offer. Such holders must complete the exercise of such vested options sufficiently in advance of the Expiration Time in order to provide adequate time to validly tender any such Shares in the Offer. Exercises of options cannot be revoked even if some or all of the Shares received upon the exercise thereof and tendered in the Offer are not purchased pursuant to the Offer for any reason (see Sections 3 and 12 for more information on the Equity Plans generally);

•	if you are a holder of restricted stock units outstanding under any of our Equity Plans, you may tender the Shares underlying such units only if they have vested and you have received the underlying Shares free of restrictions on the transfer of such Shares; or

•	if you are unable to deliver the certificates for the Shares or the other required documents to the Depositary or you cannot comply with the procedure for book-entry transfer within the required time, you must tender Shares pursuant to the Offer by complying with the guaranteed delivery procedures outlined in Section 3.

You may contact Georgeson Inc., which is acting as the Information Agent for the Offer (the “Information Agent”) or J.P. Morgan Securities LLC or Merrill Lynch, Pierce, Fenner & Smith Incorporated, which are severally acting as the Dealer Managers for the Offer (the “Dealer Managers”) for assistance. The contact information for the Information Agent and the Dealer Managers appears on the back cover of this Offer to Purchase. See Section 3 and the Instructions to the Letter of Transmittal.

How do holders of vested but unexercised stock options for Shares participate in the Offer?

Options to purchase Shares cannot be tendered in the Offer. If you hold vested but unexercised options, you may exercise such options in accordance with the requirements of the applicable Equity Plan and award agreement, and tender the Shares received pursuant to such exercise in accordance with the Offer. You should evaluate the information included in this Offer to Purchase carefully to determine if participation would be advantageous to you based on your stock option exercise prices and the expiration date of your options, the range of tender prices and the provisions for pro rata purchases described in Section 1 and other considerations you may consider to be relevant. We strongly encourage optionholders to discuss the Offer with their broker and/or financial or tax advisor.

Please be advised that it is the optionholder’s responsibility to tender Shares in the Offer to the extent such holder wishes to participate. If you elect to exercise vested options and tender Shares issued pursuant to such exercise, you must complete the exercise of such vested options sufficiently in advance of the Expiration Time in order to allow yourself adequate time to validly tender the Shares in the Offer. Exercises of options cannot be revoked even if some or all of the Shares received upon the exercise thereof and tendered in the Offer are not purchased pursuant to the Offer for any reason. See Section 3.

May holders of restricted stock units participate in the Offer?

Holders of restricted stock units outstanding under any of our Equity Plans may not tender the Shares underlying such restricted stock units in the Offer unless and until the applicable units have vested and the holder thereof has received the underlying Shares free of restrictions on the transfer of such Shares. See Section 3.

How long do I have to tender my Shares and can the Offer be extended, amended or terminated?

You may tender your Shares until the Offer expires. The Offer will expire on December 11, 2015, at 12:00 midnight New York City time unless we extend it (such date and time, as it may be extended, the “Expiration Time”). See Section 1. If brokers, dealers, commercial banks, trust companies or other nominees hold your Shares, it is likely that they will require you to meet an earlier deadline for tendering into the Offer. We recommend that beneficial owners holding Shares through nominees and wishing to participate in the Offer contact such nominees as soon as possible in order to determine the times by which such beneficial owners must take action in order to participate in the Offer. See Section 3.

We may choose to extend the Offer at any time and for any reason, subject to applicable laws. See Section 16. We cannot assure you that we will extend the Offer. If we extend the Offer, we will delay the acceptance for payment of any Shares that have been tendered, and any Shares that have been previously tendered may be withdrawn up until the Expiration Time, as so extended. We can also amend the Offer in our sole discretion or terminate the Offer under certain circumstances. See Sections 7 and 16.

How will I be notified if the Company extends the Offer, amends the terms of the Offer or terminates the Offer?

If we extend the Offer, we will issue a press release announcing the extension and the new expiration time by 9:00 a.m., New York City time, on the business day immediately following the previously scheduled Expiration Time. We will announce any amendment of the terms of the Offer or termination of the Offer by making a public announcement of the amendment or termination. See Section 16. If we extend the Offer, you may withdraw your Shares until the Expiration Time, as extended. See Section 4.

What are the conditions to the Offer?

Our obligation to accept for payment and pay for your tendered Shares depends upon certain conditions that must be satisfied in our reasonable judgment or waived by us, on or prior to the Expiration Time, including, but not limited to:

•	the Strategic Investment Condition. See Sections 7 and 9;

•	no action, suit or proceeding shall have been instituted, threatened, pending or taken that, in our reasonable judgment, among other things, prohibits or otherwise affects the making of the Offer or could be expected to materially and adversely affect our or our subsidiaries’ business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, results of operations or prospects or otherwise materially impair in any way the contemplated future conduct of the business of us or any of our subsidiaries;

•	no change in the general political, market, economic or financial conditions, domestically or internationally, that could, in our reasonable judgment, be expected to materially and adversely affect our or our subsidiaries’ business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, results of operations or prospects, or that otherwise materially impairs the contemplated future conduct of our or our subsidiaries’ business, shall have occurred;

•	no commencement or material escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, in our reasonable judgment, shall have occurred directly or indirectly involving the United States on or after November 12, 2015;

•	no decrease of more than 10% in the market price for the Shares or in the general level of market prices for equity securities in the Dow Jones Industrial Average, the NYSE Composite Index, the NASDAQ Composite Index or the Standard & Poor’s 500 Composite Index measured from the close of trading on November 12, 2015 shall have occurred;

•	no limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could be expected to materially affect, the extension of credit by banks or other lending institutions in the United States shall have occurred;

•	no legislation amending the Internal Revenue Code of 1986, as amended (the “Code”), shall have passed either the U.S. House of Representatives or the Senate or otherwise shall be pending before the U.S. House of Representatives or the Senate or any committee thereof, the effect of which would be to change the U.S. federal income tax consequences of the consummation of the Offer in any manner that, in our reasonable judgment, could adversely affect our or our subsidiaries’ business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, results of operations or prospects, or otherwise materially impair the contemplated future conduct of our or our subsidiaries’ business;

•	no person shall have commenced, proposed or announced or have publicly disclosed a tender or exchange offer (other than this Offer) for any or all of the Shares, any merger, acquisition, business combination or other similar transaction with or involving us or any of our subsidiaries, nor shall we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction;

•	other than pursuant to the terms of the Strategic Investment, no entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares (other than as and to the extent publicly disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before November 12, 2015), and no entity, group or person who has made such a filing on or before November 12, 2015 shall acquire or propose to acquire (other than by virtue of the Offer) beneficial ownership of an additional 1% or more of our outstanding Shares. In addition, no new group shall have been formed that beneficially owns (as a group) more than 5% of our outstanding Shares;

•	no change or changes shall have occurred or are threatened in our or our subsidiaries’ business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, results of operations or prospects that, in our reasonable judgment, has or could be expected to have a material adverse effect on us or our subsidiaries, or on the trading in the Shares, or the proposed financing for the Offer or on the benefits we expect to receive from the Offer;

•	no statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) shall have been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, among other things, in our reasonable judgment, could be expected to prohibit, restrict or delay consummation of the Offer; and

•	no determination shall have been made by us that the consummation of the Offer and the purchase of the Shares may cause the Shares to be delisted from the NYSE or held of record by fewer than 300 persons.

For a more detailed discussion of these and other conditions to the Offer, please see Section 7.

How will the Offer affect the number of Shares outstanding and the number of record holders of NCR?

As of November 9, 2015, we had 170,277,395 issued and outstanding Shares. At the maximum Purchase Price of $29.50 per Share, we could purchase 33,898,305 Shares if the Offer is fully subscribed, which would represent approximately 19.9% of our issued and outstanding Shares as of November 9, 2015. At the minimum Purchase Price of $26.00 per Share, we could purchase 38,461,538 Shares if the Offer is fully subscribed, which would represent approximately 22.6% of our issued and outstanding Shares as of November 9, 2015. Our Shares outstanding as of November 9, 2015 do not include Shares issuable upon exercise of existing options or upon conversion of the convertible preferred stock that we expect to issue in connection with the Strategic Investment.

If the Offer is fully subscribed at the maximum Purchase Price, we will have approximately 136,379,090 Shares outstanding following the purchase of Shares tendered in the Offer. If the Offer is fully subscribed at the minimum Purchase Price, we will have approximately 131,181,857 Shares issued and outstanding following the purchase of Shares tendered in the Offer. The actual number of Shares issued and outstanding at such time will depend on the number of Shares tendered and purchased in the Offer as well as the Purchase Price for such Shares. See Section 2.

If any of our shareholders:

•	who hold Shares in their own name as holders of record, or

•	who are “registered holders” as participants in the DTC system whose names appear on a security position listing,

tender his, her or its Shares in full and that tender is accepted in full, the number of our record holders would be reduced. See Section 2. The Offer is conditioned upon no determination having been made by us that the Shares may be held of record by fewer than 300 persons following the consummation of the Offer. See Section 7.

Shares that we acquire in the Offer will be retired and be restored to the status of authorized but unissued Shares and will be available for us to issue in the future without further shareholder action (except as required by applicable law or NYSE rules) for all purposes, such as issuance under our stock option plans, the acquisition of other businesses or the raising of additional capital for use in our business. We have no current plans for the reissuance of Shares purchased in the Offer.

Following the Offer, will the Company continue as a public company?

Yes. The completion of the Offer is conditioned upon no determination having been made by us that consummation of the Offer will cause the Company to be delisted from NYSE or the Shares to be held of record by fewer than 300 persons, which might otherwise result in the Company ceasing to be subject to the periodic reporting requirements of the Exchange Act.

What happens if more than $1.0 billion of Shares are tendered at or below the Purchase Price?

If, based on the Purchase Price, Shares having an aggregate purchase price in excess of $1.0 billion (or such greater aggregate purchase price of Shares as we may elect to purchase, subject to applicable law) are validly tendered at or below the Purchase Price and not validly withdrawn, we will purchase Shares as follows:

•	first, from all holders of “odd lots” of less than 100 Shares who validly tender all of their Shares at prices at or below the Purchase Price determined by us who complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery;

•	second, from all other shareholders who validly tender Shares at prices at or below the Purchase Price determined by us, on a pro rata basis (except for shareholders who tendered Shares conditionally for which the condition was not satisfied); and

•	third, only if necessary to permit us to purchase $1.0 billion of Shares (or such greater amount as we may elect to purchase, subject to applicable law), from holders who have validly tendered Shares at prices at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares.

Because of the “odd lot” priority, proration and conditional tender provisions described above, we may not purchase all of the Shares that you tender even if you validly tender them a price at or below the Purchase Price. See Section 1, and, for additional information on conditional tenders, see Section 6.

If I own fewer than 100 Shares and I tender all of my Shares, will I be subject to proration?

Upon the terms and subject to the conditions of the Offer, if you own beneficially or of record fewer than 100 Shares in the aggregate, you validly tender all of these Shares at or below the Purchase Price determined by us, you do not withdraw such Shares before the Offer expires and you complete the section entitled “Odd Lots” in the Letter of Transmittal, and, if applicable, in the Notice of Guaranteed Delivery, we will purchase all of your Shares without subjecting them to the proration procedure. See Section 1.

Once I have tendered Shares in the Offer, can I withdraw my tender?

Yes. You may withdraw any Shares you have tendered at any time before 12:00 midnight, New York City time, on December 11, 2015, unless we extend the Offer, in which case you can withdraw your Shares until the expiration of the Offer as extended. If we have not accepted for payment the Shares you have tendered, you may also withdraw your Shares at any time after 12:00 midnight, New York City time, on January 12, 2016.

How do I withdraw Shares I previously tendered?

To withdraw tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the Shares. Your notice of withdrawal must specify your name, the number of Shares to be withdrawn and the name of the registered holder of these Shares, if different from the name of the person who tendered the Shares. Some additional requirements apply if the Share certificates to be withdrawn have been delivered to the Depositary or if your Shares have been tendered under the procedure for book-entry transfer set forth in Section 3. If you have tendered your Shares by giving instructions to a nominee, you must instruct that nominee to arrange for the withdrawal of your Shares.

What will happen to my Shares if they are not purchased in the Offer?

The Depositary will return unpurchased Shares promptly after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at the book-entry transfer facility, the Depositary will credit the Shares to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility, in each case without expense to the shareholder.

Has the Company or its Board of Directors adopted a position on the Offer?

Our Board of Directors has approved our making the Offer. However, none of the Company, our Board of Directors, the Dealer Managers, the Depositary or the Information Agent makes any recommendation as to whether you should tender or refrain from tendering your Shares or as to the price or prices at which you should tender your Shares. You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender and the price or prices at which you may choose to tender your Shares. In so doing, you should read carefully the information set forth or incorporated by reference in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. See Section 2.

Do the directors or executive officers of the Company intend to tender their Shares in the Offer?

All of our directors and executive officers have advised us that they do not intend to tender any of their Shares in the Offer (including Shares they are deemed to beneficially own). As a result, the consummation of the Offer will increase the proportional holdings of our directors and executive officers. See Section 12.

If I decide not to tender, how will the Offer affect my Shares?

Shareholders who choose not to tender their Shares will own a greater percentage interest in our outstanding Shares following the consummation of the Offer. See Section 2.

What is the recent market price of my Shares?

On November 12, 2015, the last full trading day before the commencement of the Offer, the last reported sale price of our Shares on the NYSE was $26.43 per Share. You are urged to obtain current market quotations for the Shares before deciding whether and at what price to tender your Shares. See Section 8.

When and how will the Company pay for the Shares I tender?

Upon the terms and subject to the conditions of the Offer, we will pay the Purchase Price, less any applicable withholding taxes and without interest, for the Shares we purchase promptly after expiration of the Offer. We will announce the preliminary results of the Offer, including price and preliminary information about any expected proration, by 9:00 a.m., New York time, on the business day following the Expiration Time. We do not expect, however, to announce the final results of any proration and begin paying for tendered Shares until after the expiration of the period for delivery of Shares tendered using the guaranteed delivery procedures. We will pay for the Shares accepted for payment by depositing the aggregate purchase price with the Depositary. The Depositary will act as your agent and will transmit to you (or to your nominee) the payment for all your Shares accepted for payment. See Section 5.

Does the Company intend to repurchase any Shares other than pursuant to the Offer during or after the Offer?

Rule 13e-4 and Rule 14e-5 of the Exchange Act generally prohibit us and our affiliates from purchasing any Shares, other than pursuant to the Offer, during the Offer and for the period ending ten business days after the expiration of the Offer.

Following the Offer, we will have additional availability under our existing Share repurchase authorizations and may repurchase Shares in the future. See Section 2. Whether we make additional repurchases after the conclusion of the ten-business day period following the Expiration Time will depend on many factors, including, without limitation, the number of Shares, if any, that we purchase in the Offer, our business and financial performance and situation, the business and market conditions at the time, including the price of the Shares and limitations in the agreements governing our indebtedness, and such other factors as we may consider relevant. Any of these repurchases may be on the same terms or on terms that are more or less favorable to the selling shareholders in those transactions than the terms of the Offer.

What are the U.S. federal income tax consequences if I tender my Shares?

If you are a U.S. Holder (as defined in Section 15), the receipt of cash from us in exchange for your Shares will be a taxable event for you for U.S. federal income tax purposes. The receipt of cash for your Shares generally will be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for gain or loss treatment or (2) a distribution in respect of stock from the Company. If you are a U.S. Holder, you should complete the Form W-9 included as part of the Letter of Transmittal. Any tendering shareholder that fails to complete, sign and return to the Depositary (or other applicable withholding agent) the Form W-9 included in the Letter of Transmittal (or other such Internal Revenue Service form as may be applicable) may be subject to U.S. backup withholding. Such withholding would be equal to 28% of the gross proceeds paid to the shareholder pursuant to the Offer. See Sections 3 and 15.

If you are a Non-U.S. Holder (as defined in Section 15), you generally will be subject to U.S. federal tax withholding at a rate of 30% on the gross payments received pursuant to the Offer, subject to reduction by applicable treaty or exemption for income that is effectively connected with your conduct of trade or business within the United States, as evidenced by forms that you furnish to the Depositary (or other applicable withholding agent). See Sections 3 and 15.

We advise you to consult your tax advisor with respect to your particular situation.

What is the accounting treatment of the Offer?

The accounting for the purchase of Shares pursuant to the Offer will result in a reduction of our shareholders’ equity in an amount equal to the aggregate purchase price of the Shares we purchase and a reduction in cash and cash equivalents in a corresponding amount. See Section 2.

Will I have to pay brokerage commissions if I tender my Shares?

If you are the record owner of your Shares and you tender your Shares directly to the Depositary, you will not pay brokerage commissions or similar expenses. If you hold your Shares through a nominee and such nominee tenders your Shares on your behalf, that nominee may charge you a fee. You should consult with your nominee to determine whether any charges will apply. See Section 3.

Will I have to pay stock transfer tax if I tender my Shares?

We will pay all stock transfer taxes unless payment is made to, or if Shares not tendered or accepted for payment are to be registered in the name of, someone other than the registered holder, or tendered certificates are registered in the name of someone other than the person signing the Letter of Transmittal. See Section 5.

Who do I contact if I have questions?

If you have any questions regarding the Offer, please contact the Information Agent, toll-free at (888) 497-9677, or either of the Dealer Managers at their respective telephone numbers listed on the back cover of this Offer to Purchase. Additional contact information for the Information Agent and the Dealer Managers is set forth on the back cover page of this document. You may request additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other Offer materials from the Information Agent at the telephone numbers and addresses on the back cover of this Offer to Purchase.

Have there been any recent developments of which I should be aware?

On November 11, 2015, the Company entered into an Investment Agreement (the “Investment Agreement”) with Blackstone relating to the issuance and sale to Blackstone of 820,000 shares of the Company’s Series A Convertible Preferred Stock, par value $0.01 per share and liquidation preference $1,000 per share (the “Series A Preferred Stock”), for an aggregate purchase price of $820 million, or $1,000 per share. The closing of the transaction contemplated by the Investment Agreement is conditioned upon certain customary closing conditions, including, among others, obtaining clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The Company expects the closing of the transaction to occur prior to the end of the 2015 fiscal year. The Investment Agreement has been filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC in relation to the Offer.

Holders of Series A Preferred Stock will be entitled to a cumulative dividend at the rate of 5.5% per annum, payable quarterly in arrears, as set forth in the Articles Supplementary classifying the Series A Preferred Stock, a form of which is attached as Annex I to the Investment Agreement (the “Articles Supplementary”). If the Company does not declare and pay a dividend when due, the dividend rate will increase by 2.5% to 8.0% per annum until all accrued but unpaid dividends have been paid in full. Dividends shall be paid in-kind, through the issuance of additional shares of Series A Preferred Stock, for the first sixteen dividend payment dates, after which dividends will be payable in cash or in-kind at the option of the Company.

The Series A Preferred Stock will be convertible at the option of the holders at any time into Shares at an initial conversion price of $30.00 per share and an initial conversion rate of 33.33 Shares per share of Series A Preferred Stock, subject to certain anti-dilution adjustments. At any time after the third anniversary of the date of the issuance of the Series A Preferred Stock (the “Closing Date”), if the volume weighted average price of the Shares exceeds $54.00, as may be adjusted pursuant to the Articles Supplementary (as defined herein), for at least 30 trading days in any period of 45 consecutive trading days, at the election of the Company, all of the Series A Preferred Stock may be converted into the relevant number of Shares.

On any date during the three months following March 16, 2024 and the three months following every third anniversary of such date, holders of Series A Preferred Stock will have the right to require the Company to repurchase all or any portion of the Series A Preferred Stock at 100% of the liquidation preference thereof plus all accrued but unpaid dividends. Upon certain change of control events involving the Company, holders of Series A Preferred Stock can require the Company to repurchase all or any portion of the Series A Preferred Stock at the greater of (1) an amount in cash equal to 100% of the liquidation preference thereof plus all accrued but unpaid dividends and (2) the consideration the holders would have received if they had converted their shares of Series A Preferred Stock into Shares immediately prior to the change of control event. The Company will have the right, upon certain change of control events involving the Company, to redeem the Series A Preferred Stock at the greater of (1) an amount in cash equal to the sum of the liquidation preference of the Series A Preferred Stock, all accrued but unpaid dividends and the present value, discounted at a rate of 10%, of any remaining scheduled dividends through the fifth anniversary of the first dividend payment date, assuming the Company chose to pay such dividends in cash and (2) the consideration the holders would have received if they had converted their shares of Series A Preferred Stock into Shares immediately prior to the change of control event.

Pursuant to the Investment Agreement, the Company has agreed to increase the size of its board of directors by two new director seats and elect Chinh Chu and Greg Blank to the board of directors for a term expiring at the Company’s 2016 annual meeting of shareholders (the “2016 Annual Meeting”). At the 2016 Annual Meeting, the Company will nominate Chinh Chu for election as a Class B director with a term expiring at the Company’s 2019 annual meeting of the shareholders, if our board of directors is then classified (or to our board of directors generally if the board of directors is not then classified), and Greg Blank for election as a Class C director with a term expiring at the Company’s 2017 annual meeting of the shareholders if our board of directors is then classified (or to our board of directors generally if the board of directors is not then classified),

So long as Blackstone or its affiliates beneficially own shares of Series A Preferred Stock and/or Shares issued upon conversion of Series A Preferred Stock (“Conversion Common Stock”) that represent, on an as converted basis, at least 50% of Blackstone’s initial shares of Series A Preferred Stock on an as-converted basis, Blackstone will have the right to designate a total of two directors for election to the Company’s board of directors. So long as Blackstone or its affiliates beneficially own shares of Series A Preferred Stock and/or Conversion Common Stock that represent, on an as converted basis, at least 25% but less than 50% of Blackstone’s initial shares of Series A Preferred Stock on an as-converted basis, Blackstone will have the right to designate a total of one director for election to the Company’s board of directors.

Blackstone will be subject to certain standstill restrictions, including, among other things, that Blackstone will be restricted from acquiring additional securities of the Company, until the later of (a) the three year anniversary of the Closing Date and (b) the date that no Blackstone designee serves on the Company’s board of directors and Blackstone has no rights (or has irrevocably waived its rights) to designate directors for election to the Company’s board. Subject to certain customary exceptions, Blackstone will be restricted from transferring the Series A Preferred Stock or Conversion Common Stock until the 18 month anniversary of the Closing Date.

Blackstone and its affiliates will have certain customary registration rights with respect to the Series A Preferred Stock and the Shares issued upon conversion of the Series A Preferred Stock pursuant to the terms of a registration rights agreement, a form of which is attached as Annex II to the Investment Agreement.

The foregoing description of the terms of the Series A Preferred Stock, the Investment Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment Agreement, a copy of which has been filed as an exhibit to the Schedule TO and is incorporated by reference herein.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase contains forward-looking statements. Forward-looking statements use words such as “expect,” “anticipate,” “outlook,” “intend,” “believe,” “will,” “should,” “would,” “could” and words of similar meaning. Statements that describe or relate to NCR’s future plans, goals, intentions, strategies or financial outlook, and statements that do not relate to historical or current fact, are examples of forward-looking statements. Forward-looking statements are based on our current beliefs, expectations and assumptions, which may not prove to be accurate, and involve a number of known and unknown risks and uncertainties, many of which are out of NCR’s control. Forward-looking statements are not guarantees of future performance, and there are a number of important factors that could cause actual outcomes and results to differ materially from the results contemplated by such forward-looking statements, including those factors relating to:

•	our ability to complete the Strategic Investment and satisfy the Strategic Investment Condition;

•	the price at which we ultimately determine to purchase Shares in the Offer and the number of Shares tendered in the Offer;

•	the price and time at which we may make any additional Share repurchases following completion of the Offer, the number of Shares acquired in such repurchases and the terms, timing, costs and interest rate on any indebtedness incurred to fund such repurchases;

•	domestic and global economic and credit conditions including, in particular, market conditions and spending trends in the retail industry and economic and market conditions in Russia and China;

•	the impact of our indebtedness and its terms on our financial and operating activities;

•	foreign currency fluctuations;

•	our ability to successfully introduce new solutions and compete in the information technology industry;

•	the transformation of our business model and our ability to sell higher-margin software and services;

•	our ability to improve execution in our sales and services organizations;

•	defects or errors in our products or problems with our hosting facilities;

•	manufacturing disruptions;

•	collectability difficulties in subcontracting relationships in our emerging industries segment;

•	the historical seasonality of our sales;

•	compliance with data privacy and protection requirements;

•	the availability and success of acquisitions, divestitures and alliances, including the acquisition of Digital Insight;

•	our pension strategy and underfunded pension obligation;

•	the success of our ongoing restructuring plan;

•	tax rates;

•	reliance on third party suppliers;

•	development and protection of intellectual property;

•	workforce turnover and the ability to attract and retain skilled employees;

•	environmental exposures from our historical and ongoing manufacturing activities; and

•	uncertainties with regard to regulations, lawsuits, claims and other matters across various jurisdictions.

Additional information concerning these and other factors can be found in the Company’s filings with the U.S. SEC, including the Company’s most recent annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Any forward-looking statement speaks only as of the date on which it is made. Except as may otherwise be required by applicable law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by this cautionary statement. You should read carefully the factors described herein under Section 2, “Purpose of the Offer; Certain Effects of the Offer” and in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

THE OFFER

1.	Number of Shares; Purchase Price; Proration

General. Upon the terms and subject to the conditions of the Offer, we will purchase up to $1.0 billion of Shares, or if a lesser amount of Shares is validly tendered and not validly withdrawn, all Shares that are validly tendered and not validly withdrawn, at a price not less than $26.00 nor greater than $29.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.

The term “Expiration Time” means 12:00 midnight, New York City time, on December 11, 2015, unless we extend the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by us, shall expire. See Section 16 for a description of our right to extend, delay, terminate or amend the Offer.

If we:

•	change the price range offered to be paid for Shares;

•	increase the aggregate purchase price limit and thereby increase the number of Shares purchasable in the Offer and such increase in the number of Shares being sought exceeds 2% of our outstanding Shares; or

•	decrease the aggregate purchase price limit and thereby decrease the number of Shares purchasable in the Offer; and

the Offer is scheduled to expire at any time earlier than the expiration of a period ending at 12:00 midnight, New York City time, on the tenth business day (as defined below) from, and including, the date that notice of any such change, increase or decrease is first published, sent or given in the manner specified in Section 16, then the Offer will be extended until the expiration of such period of ten business days. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is subject to other conditions, including the Strategic Investment Condition. See Section 7.

In accordance with Instruction 5 to the Letter of Transmittal, shareholders desiring to tender Shares must either:

•	effect the tender pursuant to an Auction Tender and specify the price, not less than $26.00 and not greater than $29.50 per Share, at which they are willing to sell their Shares to us in the Offer, or

•	effect the tender as a Purchase Price Tender thereby indicating that they are willing to sell their Shares to us at the Purchase Price determined in the Offer.

Promptly following the Expiration Time, we will, upon the terms and subject to the conditions of the Offer, determine a single per Share price that we will pay for Shares validly tendered and not validly withdrawn pursuant to the Offer, taking into account the number of Shares tendered and the prices at which they are tendered. We will determine the lowest purchase price specified by tendering shareholders that will allow us to buy Shares having an aggregate purchase price of up to $1.0 billion. Upon the terms and subject to the conditions of the Offer, if Shares having an aggregate purchase price of less than $1.0 billion are validly tendered and not validly withdrawn, we will buy all Shares validly tendered and not validly withdrawn, subject to the satisfaction, in our reasonable judgment, or waiver of the conditions to the Offer. All Shares purchased in the Offer will be purchased at the same Purchase Price. If tendering shareholders wish to maximize the likelihood that their Shares will be purchased, they should validly tender their Shares pursuant to a Purchase Price Tender. Shares tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $26.00, the minimum price per Share under the Offer, for purposes of determining the Purchase Price. Accordingly, Purchase Price Tenders could result in the Purchase Price being lower and could result in the tendered Shares being purchased at the minimum price of $26.00 per Share.

All Shares we acquire in the Offer will be acquired at the same Purchase Price regardless of whether any shareholder tendered at a lower price. We will purchase only Shares validly tendered at or below the Purchase Price and not validly withdrawn. However, because of the odd lot priority, proration and conditional tender provisions described in this Offer to Purchase, we may not purchase all of the Shares validly tendered and not validly withdrawn, even if shareholders tendered at or below the Purchase Price, if, based on the Purchase Price, more than $1.0 billion of Shares are validly tendered and not validly withdrawn. We will return Shares tendered at prices in excess of the Purchase Price and Shares that we do not purchase because of the odd lot priority, proration or conditional tender provisions to the tendering shareholders at our expense promptly after the Offer expires. See Section 3.

If the number of Shares validly tendered at or below the Purchase Price and not validly withdrawn is less than or equal to $1.0 billion of Shares, or such greater number of Shares as we may elect to accept for payment, we will, subject to applicable law and upon the terms and subject to the conditions of the Offer, purchase all Shares so tendered at the Purchase Price and not validly withdrawn.

Priority of Purchases. Upon the terms and subject to the conditions of the Offer, if, based on the Purchase Price, Shares having an aggregate purchase price in excess of $1.0 billion have been validly tendered at or below the Purchase Price determined by us and not validly withdrawn, we will, subject to applicable law, purchase such Shares validly tendered and not validly withdrawn on the basis set forth below:

•	First, we will purchase all Shares tendered by any Odd Lot Holder (as defined below) who:

•	tenders all Shares owned beneficially or of record at prices at or below the Purchase Price (tenders of less than all of the Shares owned by the Odd Lot Holder will not qualify for this preference); and

•	completes the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery;

•	Second, subject to the conditional tender provisions described in Section 6, we will purchase all other Shares tendered at prices at or below the Purchase Price on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares; and

•	Third, if necessary to permit us to purchase $1.0 billion of Shares at the Purchase Price (or such greater amount as we may elect to pay), Shares conditionally tendered at prices at or below the Purchase Price (for which the condition was not initially satisfied) and not withdrawn, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares.

As a result of the foregoing priorities applicable to the purchase of Shares tendered, it is possible that all of the Shares that a shareholder tenders in the Offer may not be purchased even if they are tendered a price at or below the Purchase Price determined in the Offer. In addition, if a tender is conditioned upon the purchase of a specified number of Shares, it is possible that none of those Shares will be purchased even if they are tendered at or below the Purchase Price.

Odd Lots. The term “Odd Lots” means all Shares validly tendered prior to the Expiration Time at prices at or below the Purchase Price and not withdrawn by any person who owned beneficially or of record a total of fewer than 100 Shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery (an “Odd Lot Holder”). To qualify for this Odd Lot preference, an Odd Lot Holder must tender all Shares owned by such Odd Lot Holder in accordance with the procedures described in Section 3. Odd Lots will be accepted for payment before any proration of the purchase of other tendered Shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more Shares, even if these holders have separate accounts or certificates representing fewer than 100 Shares. By tendering in the Offer, an Odd Lot Holder who holds Shares in the Odd Lot Holder’s name and tenders such Shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the holder’s Shares. Any Odd Lot Holder wishing to tender all of such Odd Lot Holder’s Shares pursuant to the Offer should complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

Proration. If proration of tendered Shares is required, we will determine the proration factor promptly following the Expiration Time. Subject to adjustment to avoid the purchase of fractional Shares and subject to the provisions governing conditional tenders described in Section 6, proration for each shareholder tendering Shares, other than Odd Lot Holders, will be based on the ratio of the number of Shares validly tendered and not validly withdrawn by the shareholder to the total number of Shares validly tendered and not validly withdrawn by all shareholders, other than Odd Lot Holders, at or below the Purchase Price. Because of the difficulty in determining the number of Shares validly tendered and not validly withdrawn, and because of the odd lot procedure described above and the conditional tender procedure described in Section 6, we expect that we will not be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until after the expiration of the period for delivery of Shares tendered using the guaranteed delivery procedures. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Time. After the Expiration Time, shareholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

As described in Section 15, “Material U.S. Federal Income Tax Consequences”, the number of Shares that we will purchase from a shareholder in the Offer may affect the U.S. federal income tax consequences of the purchase to the shareholder and, therefore, may be relevant to a shareholder’s decision whether to tender Shares and whether to condition any tender upon our purchase of a stated number of Shares held by such shareholder. The Letter of Transmittal affords tendering shareholders the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration as well as the ability to condition such tender on a minimum number of Shares being purchased. Shares underlying existing stock options may not be conditionally tendered without such stock options first being irrevocably exercised and the Shares issued in respect thereof tendered in the Offer.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Purpose of the Offer; Certain Effects of the Offer

Purpose of the Offer. We intend to purchase up to $1.0 billion of our Shares in the Offer. At the maximum Purchase Price of $29.50 per Share, we could purchase 33,898,305 Shares if the Offer is fully subscribed, which would represent approximately 19.9% of our issued and outstanding Shares as of November 9, 2015. At the minimum Purchase Price of $26.00 per Share, we could purchase 38,461,538 Shares if the Offer is fully subscribed, which would represent approximately 22.6% of our issued and outstanding Shares as of November 9, 2015. Our Shares outstanding as of November 9, 2015 do not include Shares issuable upon exercise of existing options or upon conversion of the convertible preferred stock that we expect to issue in connection with the Strategic Investment.

The purpose of the Offer is to return capital to our shareholders. Following our comprehensive review of strategic alternatives, our Board of Directors determined that, among other things, it is in the best interests of NCR to repurchase Shares, and that at this time the Offer is a prudent and effective way to do so while providing value and increased liquidity to our shareholders. In particular, our Board of Directors believes the modified “Dutch auction” tender offer set forth in this Offer to Purchase is a mechanism that will provide all NCR shareholders with the opportunity to tender all or a portion of their Shares if they so elect. Conversely, the Offer also affords shareholders the option not to participate and, thereby, to increase their relative percentage interest in

NCR and its future results. In addition, our Board of Directors believes the Offer provides shareholders with an opportunity to obtain liquidity with respect to all or a portion of their Shares, without potential disruption to the share price and the usual transaction costs inherent in open market purchases and sales.

Our Board of Directors has approved our making the Offer. However, none of the Company, our Board of Directors, the Dealer Managers, the Depositary or the Information Agent makes any recommendation as to whether you should tender or refrain from tendering your Shares or as to the price or prices at which you should tender your Shares. We have not authorized any person to make any such recommendation. You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender and the price or prices at which you may choose to tender your Shares. You should read carefully the information set forth or incorporated by reference in this Offer to Purchase and in the related Letter of Transmittal, including information regarding the purposes and effects of the Offer. You should discuss whether to tender your Shares with your tax advisor, financial advisor and/or broker.

Potential Benefits of the Offer. Our Board of Directors believes that the Offer will generate significant value for our shareholders while allowing the Company to continue to execute on its strategic initiatives. Our Board believes that the Offer provides our shareholders with benefits that include the following:

•	The Offer provides our shareholders with an opportunity to tender their Shares and thereby receive a return of capital if they so elect, without potential disruption to the Share price and the usual transaction costs associated with market sales.

•	Shareholders who elect not to tender in the Offer will increase their percentage ownership in NCR following completion of the Offer and thereby continue participating in the Company’s future performance.

Potential Risks and Disadvantages of the Offer. The Offer also presents some potential risks and disadvantages to NCR and shareholders who choose not to tender their Shares, including the following:

•	We expect to consummate the Strategic Investment and use the proceeds as the primary source of funds to purchase Shares in the Offer. We expect to use borrowings under our revolving credit facilities and available cash to fund the balance of the purchase price and to pay the fees and expenses incurred in connection with the Offer. As of September 30, 2015, we had cash and cash equivalents in the amount of $303 million and $1,050 million available under our existing revolving credit facilities.

•	The Offer will reduce our “public float,” which is the number of Shares owned by non-affiliate shareholders and available for trading in the securities markets, and is likely to reduce the number of our shareholders. These reductions may reduce the volume of trading in our Shares and may result in lower stock prices and reduced liquidity in the trading of our Shares following completion of the Offer. The reduction in our public float and market capitalization could also result in our no longer being included in various stock indices, such as the Fortune 500 index or the Russell 3000 index. Being dropped from the index could reduce demand for the Shares if index funds no longer seek to hold our Shares. As of November 9, 2015, we had 170,277,395 outstanding Shares. At the maximum Purchase Price of $29.50 per Share, we could purchase 33,898,305 Shares if the Offer is fully subscribed, which would represent approximately 19.9% of our issued and outstanding Shares as of November 9, 2015. At the minimum Purchase Price of $26.00 per Share, we could purchase 38,461,538 Shares if the Offer is fully subscribed, which would represent approximately 22.6% of our issued and outstanding Shares as of November 9, 2015. Our Shares outstanding as of November 9, 2015 do not include Shares issuable upon exercise of existing options or upon conversion of the convertible preferred stock that we expect to issue in connection with the Strategic Investment.

•	All of our directors and executive officers have advised us that they do not intend to tender any of their Shares in the Offer (including Shares they are deemed to beneficially own). As a result, the consummation of the Offer will increase the proportional holdings of our directors and executive officers. See Section 12.

Upon completion of the Offer, non-tendering shareholders will realize a proportionate increase in their relative ownership interest in NCR. However, any such increase in ownership will be reduced to the extent that we issue additional Shares upon the conversion of the convertible preferred stock that we expect to issue in connection with the Strategic Investment. In addition, there can be no assurance that we will not issue additional Shares in the future which could have the effect of decreasing the relative ownership interests of such non-tendering shareholders.

Certain Effects of the Offer. After the Offer and the Strategic Investment are completed, we believe that our anticipated financial condition, cash flow from operations and access to capital will provide us with adequate financial resources.

Based on the published guidelines of the NYSE and the conditions of the Offer, we believe that our purchase of up to $1.0 billion of Shares pursuant to the Offer will not result in delisting of the remaining Shares on the NYSE. The Shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our shareholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our shareholders. We believe that our purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for termination of registration under the Exchange Act. The Offer is conditioned upon our having determined that the consummation of the Offer will not cause the Shares to be delisted from the NYSE or held of record by fewer than 300 persons. See Section 7.

Shares that we acquire in the Offer will be retired and be restored to the status of authorized but unissued Shares and will be available for us to issue in the future without further shareholder action (except as required by applicable law or NYSE rules) for all purposes, such as issuance under our stock option plans, the acquisition of other businesses or the raising of additional capital for use in our business. We have no current plans for the reissuance of Shares purchased in the Offer. We have no current plans for the reissuance of Shares purchased in the Offer other than Shares to be issued under the stock plans under the normal course not to exceed the amounts previously authorized by shareholders under each stock plan.

Shareholders who do not tender may be able to sell their non-tendered Shares in the future on the NYSE or otherwise at a net price higher or lower than the Purchase Price in the Offer. We can give no assurance, however, as to the price at which a shareholder may be able to sell his or her Shares in the future.

Our Shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the Shares as collateral. We believe that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

The accounting for the purchase of Shares pursuant to the Offer will result in a reduction of our shareholders’ equity in an amount equal to the aggregate purchase price of the Shares we purchase and a reduction in cash and cash equivalents in a corresponding amount.

The consummation of the Offer may result in a cumulative “ownership change” for purposes of Section 382 of the Code. However, we do not expect such a change in ownership, if it is deemed to have occurred, to limit, in any material respect, the utilization of our tax credits (including foreign tax credits) or net operating losses.

Other Share Repurchases. In October 1999, our Board of Directors authorized a Share repurchase program that provided for the repurchase of up to $250 million of Shares, with no expiration from the date of authorization. On October 31, 2007 and July 28, 2010, the Board authorized the repurchase of an additional $250 million and $210 million, respectively, under this Share repurchase program. In December 2000, the Board approved a systematic Share repurchase program, with no expiration from the date of authorization, to be funded by the proceeds from the purchase of Shares under the Company’s Employee Stock Purchase Plan and the exercise of stock options, for the purpose of offsetting the dilutive effects of the employee stock purchase plan and outstanding options. As of September 30, 2015, approximately $179 million and $144 million remained available for further repurchases of Shares under the 1999 and 2000 Board of Directors Share repurchase programs, respectively. On November 11, 2015, our board authorized a Share repurchase program for the repurchase of up to $1.0 billion of Shares. This Offer will reduce availability under the repurchase programs.

The Company’s ability to repurchase Shares is restricted under our senior secured credit facility and terms of the indentures for our senior unsecured notes. These agreements include certain prohibitions on Share repurchases, including during the occurrence of an event of default. These agreements also establish limits on the amount that we are permitted to allocate to Share repurchases and other restricted payments. The limitations are calculated using formulas based generally on 50% of our consolidated net income for the period beginning in the third quarter of 2012 through the end of the most recently ended fiscal quarter, subject to certain other adjustments and deductions, with certain prescribed minimums. These formulas are described in greater detail in our senior secured credit facility and the indentures for our senior unsecured notes, each of which is filed with the SEC.

Strategic Review and Blackstone Investment. On November 11, 2015, we entered into the Investment Agreement with Blackstone relating to the issuance and sale to Blackstone of 820,000 shares of the Company’s Series A Preferred Stock, for an aggregate purchase price of $820 million, or $1,000 per share. The closing of the transaction contemplated by the Investment Agreement is conditioned upon certain customary closing conditions, including, among others, obtaining clearance under the HSR Act. The Company expects the closing of the transaction to occur prior to the end of the 2015 fiscal year.

The Series A Preferred Stock will rank senior to the Shares with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The Series A Preferred Stock will have a liquidation preference of $1,000 per share. Holders of Series A Preferred Stock will be entitled to a cumulative dividend at the rate of 5.5% per annum, payable quarterly in arrears, as set forth in the Articles Supplementary, a form of which is attached as Annex I to the Investment Agreement. If the Company does not declare and pay a dividend when due, the dividend rate will increase by 2.5% to 8.0% per annum until all accrued but unpaid dividends have been paid in full. Dividends shall be paid in-kind, through the issuance of additional shares of Series A Preferred Stock, for the first sixteen dividend payment dates, after which dividends will be payable in cash or in-kind at the option of the Company.

The Series A Preferred Stock will be convertible at the option of the holders at any time into Shares at an initial conversion price of $30.00 per Share and an initial conversion rate of 33.33 Shares per share of Series A Preferred Stock, subject to certain anti-dilution adjustments. At any time after the third anniversary of the Closing Date, if the volume weighted average price of the Shares exceeds $54.00, as may be adjusted pursuant to the Articles Supplementary, for at least 30 trading days in any period of 45 consecutive trading days, at the election of the Company, all of the Series A Preferred Stock may be converted into the relevant number of Shares.

Holders of Series A Preferred Stock will be entitled to vote with the holders of the Shares on an as-converted basis. Holders of Series A Preferred Stock will be entitled to a separate class vote with respect to amendments to the Company’s organizational documents that have an adverse effect on the Series A Preferred Stock and issuances by the Company of securities that are senior to, or equal in priority with, the Series A Preferred Stock.

On any date during the three months following March 16, 2024 and the three months following every third anniversary of such date, holders of Series A Preferred Stock will have the right to require the Company to repurchase all or any portion of the Series A Preferred Stock at 100% of the liquidation preference thereof plus all accrued but unpaid dividends. Upon certain change of control events involving the Company, holders of Series A Preferred Stock can require the Company to repurchase all or any portion of the Series A Preferred Stock at the greater of (1) an amount in cash equal to 100% of the liquidation preference thereof plus all accrued but unpaid dividends and (2) the consideration the holders would have received if they had converted their shares of Series A Preferred Stock into Shares immediately prior to the change of control event. The Company will have the right, upon certain change of control events involving the Company, to redeem the Series A Preferred Stock at the greater of (1) an amount in cash equal to the sum of the liquidation preference of the Series A Preferred Stock, all accrued but unpaid dividends and the present value, discounted at a rate of 10%, of any remaining scheduled dividends through the fifth anniversary of the first dividend payment date, assuming the Company chose to pay such dividends in cash and (2) the consideration the holders would have received if they had converted their shares of Series A Preferred Stock into Shares immediately prior to the change of control event.

Pursuant to the Investment Agreement, the Company has agreed to increase the size of its board of directors by two new director seats and elect Chinh Chu and Greg Blank to the board of directors for a term expiring at the 2016 Annual Meeting. At the 2016 Annual Meeting, the Company will nominate Chinh Chu for election as a Class B director with a term expiring at the Company’s 2019 annual meeting of the shareholders, if our board of directors is then classified (or to our board of directors generally if the board of directors is not then classified) and Greg Blank for election as a Class C director with a term expiring at the Company’s 2017 annual meeting of the shareholders, if our board of directors is then classified (or to our board of directors generally if the board of directors is not then classified).

So long as Blackstone or its affiliates beneficially own shares of Series A Preferred Stock and/or Conversion Common Stock that represent, on an as-converted basis, at least 50% of Blackstone’s initial shares of Series A Preferred Stock on an as-converted basis, Blackstone will have the right to designate a total of two directors for election to the Company’s board of directors. So long as Blackstone or its affiliates beneficially own shares of Series A Preferred Stock and/or Conversion Common Stock that represent, on an as converted basis, at least 25% but less than 50% of Blackstone’s initial shares of Series A Preferred Stock on an as-converted basis, Blackstone will have the right to designate a total of one director for election to the Company’s board of directors.

Blackstone will be subject to certain standstill restrictions, including, among other things, that Blackstone will be restricted from acquiring additional securities of the Company, until the later of (a) the three year anniversary of the Closing Date and (b) the date that no Blackstone designee serves on the Company’s board of directors and Blackstone has no rights (or has irrevocably waived its rights) to designate directors for election to the Company’s board. Subject to certain customary exceptions, Blackstone will be restricted from transferring the Series A Preferred Stock or Conversion Common Stock until the 18 month anniversary of the Closing Date.

Blackstone and its affiliates will have certain customary registration rights with respect to the Series A Preferred Stock and the Shares issued upon conversion of the Series A Preferred Stock pursuant to the terms of a registration rights agreement, a form of which is attached as Annex II to the Investment Agreement.

The Company agreed to reimburse up to $5 million of Blackstone’s transaction fees and expenses. In addition, the Company and Blackstone make certain customary representations and warranties in the Investment Agreement.

The foregoing description of the terms of the Series A Preferred Stock, the Investment Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment Agreement, which has been filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC in relation to the Offer.

Other Plans. Except as disclosed in this Offer to Purchase, including in connection with the Strategic Investment and the potential “declassification” of our Board of Directors described below, we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our or our subsidiaries’ assets;

•	any material change in our present dividend rate or policy, or indebtedness or capitalization;

•	any change in our present Board of Directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors, or to change any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act or ceasing to be authorized for listing on the NYSE;

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of NCR, or the disposition by any person of securities of NCR; or

•	any changes in our Articles of Amendment and Restatement and our Bylaws, each as amended to date, or other governing instruments or other actions that could impede the acquisition of control of NCR.

At our 2015 annual meeting of shareholders, our Board of Directors submitted for shareholder approval a proposal to amend our charter to phase out the present three-year staggered terms of our directors and instead provide for the annual election of directors. This proposal failed to receive the required vote of our shareholders, as did a similar proposal at our 2014 meeting. Our Board of Directors expects to make a similar “declassification” proposal at our 2016 annual meeting of shareholders.

On November 12, 2015, Richard T. (Mick) McGuire III resigned from the Company’s Board of Directors. McGuire had served on the Board since November 2014.

Although we do not currently have any plans, other than as described in this Offer to Purchase, that relate to or would result in any of the events discussed above, we continue to evaluate opportunities for increasing shareholder value and we may undertake or plan actions that relate to or could result in one or more of these events.

3.	Procedures for Tendering Shares

Valid Tender. For a shareholder to make a valid tender of Shares under the Offer, (i) the Depositary must receive, at one of its addresses set forth on the back cover of this Offer to Purchase, and prior to the Expiration Time:

•	a Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an “agent’s message” (see “Book-Entry Transfer” below) and any other required documents; and

•	either certificates representing the tendered Shares or, in the case of tendered Shares delivered in accordance with the procedures for book-entry transfer we describe below, a book-entry confirmation of that delivery (see “Book-Entry Transfer” below); or

(ii) the tendering shareholder must, before the Expiration Time, comply with the guaranteed delivery procedures we describe below.

If a nominee holds your Shares, it is likely they have an earlier deadline for you to act to instruct them to tender Shares on your behalf. We urge you to contact your nominee to find out their applicable deadline.

The valid tender of Shares by you by one of the procedures described in this Section 3 will constitute a binding agreement between you and us on the terms of, and subject to the conditions to, the Offer, which agreement will be governed by, and construed in accordance with, the laws of the State of New York.

Each shareholder desiring to tender Shares pursuant to the Offer must either (1) check the box in the section of the Letter of Transmittal captioned “Purchase Price Tenders: Shares Tendered at Price Determined Under the Offer,” in which case you will be deemed to have tendered your Shares at the minimum price of $26.00 per Share (YOU SHOULD UNDERSTAND THAT THIS ELECTION COULD RESULT IN THE TENDERED SHARES BEING PURCHASED AT THE MINIMUM PRICE OF $26.00 PER SHARE) or (2) check one, and only one, of the boxes corresponding to the price at which Shares are being tendered in the section of the Letter of Transmittal captioned “Auction Price Tenders: Shares Tendered at Price Determined By You.” A tender of Shares will be valid only if one, and only one, of these boxes is checked on the Letter of Transmittal.

If tendering shareholders wish to maximize the chance that their Shares will be purchased, they should check the box in the section of the Letter of Transmittal captioned “Purchase Price Tenders: Shares Tendered at Price Determined Under the Offer.” For purposes of determining the Purchase Price, those Shares that are tendered by shareholders agreeing to accept the Purchase Price (as determined under the Offer) will be deemed to be tendered at the minimum price of $26.00 per share. Accordingly, Purchase Price Tenders could result in the Purchase Price being lower and could result in your Shares being purchased at the minimum price in the Offer. Shareholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price to tender their Shares. See Section 8 for recent market prices for the Shares.

If tendering shareholders wish to indicate a specific price at which their Shares are being tendered, they must check the applicable price box in the section of the Letter of Transmittal captioned “Auction Price Tenders: Shares Tendered at Price Determined By You.” Tendering shareholders should be aware that this election could mean that none of their Shares will be purchased if the price selected by the shareholder is higher than the Purchase Price we determine after the Expiration Time.

A shareholder who wishes to tender Shares at more than one price must complete a separate Letter of Transmittal for each price at which Shares are being tendered. A shareholder tendering Shares through DTC using DTC’s Automated Tender Offer Program (“ATOP”) who wishes to tender Shares at more than one price must complete a separate ATOP transfer with respect to the Shares to be tendered at each price. The same Shares cannot be tendered (unless previously withdrawn in accordance with the terms of the Offer) at more than one price. In order to withdraw tendered Shares, shareholders who tendered their Shares at multiple prices pursuant to multiple Letters of Transmittal must comply with the procedures set forth in Section 4.

Shareholders holding their Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee, must contact such nominee in order to tender their Shares. It is likely that the nominee will establish an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. Shareholders who hold Shares through a nominee are urged to consult such nominees to determine whether transaction costs may apply if shareholders tender Shares through the nominees and not directly to the Depositary.

Odd Lot Holders must tender all of their Shares and also complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.

Equity Plans; Stock Awards. Holders of vested but unexercised stock options may exercise such options in accordance with the terms of the requirements of the applicable Equity Plan and award agreement and tender the Shares received pursuant to such exercise in accordance with the Offer. See “Valid Tender” above. Holders of vested but unexercised stock options should evaluate the information included in this Offer to Purchase carefully to determine if participation would be advantageous to them, based on their stock option exercise prices, the date of their stock option grants, the years left to exercise their options, the range of tender prices and the provisions for pro rata purchases by us described in Section 1 and other considerations you may consider to be relevant. Please be advised that it is the optionholder’s responsibility to tender Shares in the Offer to the extent such holder wants to participate. If you elect to exercise vested options and tender Shares issued pursuant to such exercise, you must complete the exercise of such vested options sufficiently in advance of the Expiration Time in order to provide you with adequate time to validly tender the Shares in the Offer. Exercises of options cannot be revoked even if some or all of the Shares received upon the exercise thereof and tendered in the Offer are not purchased pursuant to the Offer for any reason. We encourage those holders to discuss the Offer with their broker and/or tax or financial advisor.

Restricted Stock Units. Holders of restricted stock units under any of our Equity Plans may not tender the Shares underlying such restricted stock units in the Offer unless and until such restricted stock units have vested and the holder thereof has received the underlying Shares free of restrictions on the transfer of such Shares. Once Shares underlying the restricted stock units have vested, and you have received the underlying Shares free of restrictions on the transfer of such Shares, you may tender some or all of such Shares in the Offer, subject to the terms and conditions of the Offer.

Book-Entry Transfer. For purposes of the Offer, the Depositary will establish an account for the Shares at DTC within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of Shares by causing the book-entry transfer facility to transfer those Shares into the Depositary’s account in accordance with the book-entry transfer facility’s procedures for that transfer. Although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the book-entry transfer facility, the Letter of Transmittal properly completed and duly executed, with any required signature guarantees, or an agent’s message and all other required documents, must in any case be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering shareholder must comply with the guaranteed delivery procedures we describe below.

The confirmation of a book-entry transfer of Shares into the Depositary’s account at the book-entry transfer facility is referred to herein as a “book-entry confirmation.” Delivery of documents to the book-entry transfer facility in accordance with the book-entry transfer facility’s procedures will not constitute delivery to the Depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary and forming a part of a book-entry confirmation, stating that the book-entry transfer facility has received an express acknowledgment from the participant tendering Shares through the book-entry transfer facility that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against that participant.

Method of Delivery. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the book-entry transfer facility, is at the sole election and risk of the tendering shareholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If you plan to make delivery by mail, we recommend that you deliver by registered mail with return receipt requested and obtain proper insurance. In all cases, sufficient time should be allowed to ensure timely delivery.

Letters of Transmittal must be received in the office of the Depositary by the Expiration Time on December 11, 2015. Delivery of these documents to the Depositary’s P.O. Box on December 11, 2015 does not constitute receipt by the Depositary. Guaranteed deliveries will be accepted via fax until the Expiration Time. Timeliness of receipt of all documents shall be determined by the Depositary in its sole discretion.

Signature Guarantees. No signature guarantee will be required on a Letter of Transmittal for Shares if:

•	the “registered holder(s)” of those Shares sign(s) the Letter of Transmittal and has not completed either the box entitled “Special Payment Instructions” in the Letter of Transmittal; or

•	those Shares are tendered for the account of an “eligible institution.”

A “registered holder” of tendered Shares will include any shareholder registered on the books of the Company’s transfer agent, and an “eligible institution” is a “financial institution,” which term includes most commercial banks, savings and loan associations and brokerage houses, that are participants in any of the following: (i) the Securities Transfer Agents Medallion Program; (ii) the New York Stock Exchange, Inc. Medallion Signature Program; or (iii) the Stock Exchange Medallion Program.

Except as we describe above, all signatures on any Letter of Transmittal for Shares tendered thereby must be guaranteed by an “eligible institution.” If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid.

In all cases, payment for Shares tendered and accepted for payment in the Offer will be made only after timely receipt by the Depositary of certificates for the Shares (or a timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the book-entry transfer facility as described above), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), or an agent’s message, in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

Guaranteed Delivery. If you wish to tender Shares under the Offer and your certificates for Shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Time, your tender may be effected if all the following conditions are met:

•	your tender is made by or through an “eligible institution;”

•	a properly completed and duly executed Notice of Guaranteed Delivery, in the form we have provided, is received by the Depositary, as provided below, prior to the Expiration Time; and

•	the Depositary receives, at one of its addresses set forth on the back cover of this Offer to Purchase and within the period of three trading days after the date of execution and delivery of that Notice of Guaranteed Delivery, either: (i) the certificates representing the Shares being tendered, in the proper form for transfer, together with (1) a Letter of Transmittal relating thereto, which has been properly completed and duly executed and includes all signature guarantees required thereon and (2) all other required documents; or (ii) confirmation of book-entry transfer of the Shares into the Depositary’s account at the book-entry transfer facility, together with (1) either a Letter of Transmittal relating thereto, which has been properly completed and duly executed and includes all signature guarantees required thereon, or an agent’s message, and (2) all other required documents.

For these purposes, a “trading day” is any day on which the NYSE is open for business.

A Notice of Guaranteed Delivery must be delivered to the Depositary by overnight courier, facsimile transmission or mail before the Expiration Time and must include a guarantee by an “eligible institution” in the form set forth in the Notice of Guaranteed Delivery.

Return of Unpurchased Shares. The Depositary will return unpurchased Shares promptly after the expiration of the Offer or the valid withdrawal of the Shares, as applicable, or, in the case of Shares tendered by book-entry transfer at the book-entry transfer facility, the Depositary will credit the Shares to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility, in each case without expense to the shareholder.

Tendering Shareholders’ Representations and Warranties; Tender Constitutes an Agreement. It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender Shares for such person’s own account unless at the time of tender and at the Expiration Time such person has a “net long position” in (a) the Shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such Shares for the purpose of tendering to us within the period specified in the Offer or (b) other securities immediately convertible into, exercisable for or exchangeable into Shares (“Equivalent Securities”) that is equal to or greater than the amount tendered and, upon the acceptance of such tender, will acquire such Shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such Shares so acquired for the purpose of tender to us within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Shares made pursuant to any method of delivery set forth herein will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty to us that (a) such shareholder has a “net long position” in Shares or Equivalent Securities at least equal to the Shares being tendered within the meaning of Rule 14e-4 and (b) such tender of Shares complies with Rule 14e-4.

A tender of Shares made pursuant to any method of delivery set forth herein will also constitute a representation and warranty to us that the tendering shareholder has full power and authority to tender, sell, assign and transfer the Shares tendered, and that, when the same are accepted for payment by us, we will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, restrictions, claims, encumbrances and other obligations relating to the sale or transfer of the Shares, and the same will not be subject to any adverse claim or right. Any such tendering shareholder will, on request by the Depositary or us, execute and deliver any additional documents deemed by the Depositary or us to be reasonably necessary or desirable to complete the sale, assignment and transfer of the Shares tendered, all in accordance with the terms of the Offer.

All authority conferred or agreed to be conferred by delivery of the Letter of Transmittal shall be binding on the successors, assigns, heirs, personal representatives, executors, administrators and other legal representatives of the tendering shareholder and shall not be affected by, and shall survive, the death or incapacity of such tendering shareholder.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the price to be paid for Shares and the validity, form, eligibility (including time of receipt) and acceptance for payment of any Shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties, subject to an Offer participant’s right to dispute such determination in a court of competent jurisdiction. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any conditions of the Offer with respect to all shareholders or any defect or irregularity in any tender with respect to any particular Shares or any particular shareholder whether or not we waive similar defects or irregularities in the case of other shareholders. No tender of Shares will be deemed to have been properly made until all defects or irregularities relating thereto have been cured or waived. None of the Company, the Dealer Managers, the Depositary or the Information Agent will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms of and conditions to the Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding on all parties, subject to an Offer participant’s right to dispute such determination in a court of competent jurisdiction.

U.S. Federal Income Tax Backup Withholding; Information Reporting. Under the U.S. federal income tax backup withholding rules, 28% of the gross proceeds payable to a shareholder in the Offer must be withheld and remitted to the Internal Revenue Service (the “IRS”) unless the shareholder provides its taxpayer identification number (employer identification number or social security number) to the Depositary (or other applicable withholding agent), and certifies under penalties of perjury that such number is correct, or such shareholder otherwise establishes an exemption. If the Depositary (or other applicable withholding agent) is not provided with the correct taxpayer identification number or another adequate basis for exemption, the shareholder may also be subject to certain penalties imposed by the IRS. Therefore, each tendering shareholder that is a U.S. Holder (as defined in Section 15) should complete and sign the Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid the backup withholding, unless the shareholder otherwise establishes to the satisfaction of the Depositary (or other applicable withholding agent) that the shareholder is not subject to backup withholding. If backup withholding results in the overpayment of taxes, a refund may be obtained from the IRS in accordance with its refund procedures.

Certain shareholders (including, among others, most corporations and certain Non-U.S. Holders (as defined in Section 15)) are not subject to backup withholding. In order for a Non-U.S. Holder to qualify as an exempt recipient, that shareholder must submit an IRS Form W-8BEN or W-8BEN-E, as appropriate, or other applicable IRS Form W-8 (or a suitable substitute form), signed under penalties of perjury, attesting to that shareholder’s exempt status. The applicable form can be obtained from the Depositary at the address and telephone number set forth on the back cover page of this Offer to Purchase.

In addition, the Depositary (or other applicable withholding agent) may be required to report to the IRS the payment of the Offer proceeds to non-exempt shareholders.

Shareholders are advised to consult their tax advisors regarding information reporting and possible qualifications for exemption from backup withholding and the procedure for obtaining any applicable exemption.

Withholding for Non-U.S. Holders. Because we may not know the extent to which a payment made pursuant to the Offer is a dividend for U.S. federal income tax purposes at the time it is made, the Depositary (or other applicable withholding agent) generally will presume, for withholding purposes, that the entire amount received by a Non-U.S. Holder participating in the Offer is a dividend distribution from us. Accordingly, even if a Non-U.S. Holder has provided the required certification to avoid backup withholding, the Depositary (or other applicable withholding agent) generally will withhold U.S. federal income taxes equal to 30% of the gross payments payable to such Non-U.S. Holder, unless the Depositary (or other applicable withholding agent) determines that a reduced rate of or an exemption from withholding is available under an applicable income tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. To obtain a reduced rate of withholding under a tax treaty, a Non-U.S. Holder must deliver to the Depositary (or other applicable withholding agent) a properly executed IRS Form W-8BEN or W-8BEN-E, as appropriate (or a suitable substitute form) before payment is made, certifying that the Non-U.S. Holder is entitled to a reduced rate of withholding under an applicable tax treaty and that it is not subject to withholding under the provisions commonly referred to as “FATCA”. To obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-U.S. Holder must deliver to the Depositary (or other applicable withholding agent) a properly executed IRS Form W-8ECI (or a suitable substitute form) before payment is made. A Non-U.S. Holder that qualifies for an exemption from withholding by delivering IRS Form W-8ECI (or a suitable substitute form) generally will be required to file a U.S. federal income tax return and, subject to any applicable tax treaty, generally will be subject to U.S. federal income tax on income derived from the sale of Shares pursuant to the Offer in the manner and to the extent described in Section 15 as if it were a U.S. Holder. Additionally, in the case of a foreign corporation, such income may be subject to a branch profits tax at a rate of 30% (or a lower rate specified in an applicable income tax treaty). The Depositary (or other applicable withholding agent) will determine a shareholder’s status as a Non-U.S. Holder and eligibility for a reduced rate of, or an exemption from, withholding by reference to valid certificates or statements concerning eligibility for a reduced rate of, or an exemption from, withholding (e.g., IRS Form W-8BEN or W-8BEN-E, as appropriate (or a suitable substitute form) or IRS Form W-8ECI (or a suitable substitute form)) received from the Non-U.S. Holder unless facts and circumstances indicate that reliance is not warranted.

A Non-U.S. Holder may be eligible to obtain a refund of all or a portion of any tax withheld if the Non-U.S. Holder (i) meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” test described in Section 15 that would characterize the exchange as a sale (as opposed to a dividend) with respect to which the Non-U.S. Holder is not subject to U.S. federal income tax or (ii) is otherwise able to establish that no tax or a reduced amount of tax is due and the requisite information is timely furnished to the IRS.

FATCA Withholding Taxes. Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends by U.S. corporations to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S.

information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the U.S. and the entity’s jurisdiction may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Any amounts withheld under FATCA may be credited against the 30% withholding tax discussed in the preceding two paragraphs.

As described above under “Withholding for Non-U.S. Holders”, the applicable withholding agent generally will treat the entire amount payable to a Non-U.S. Holder as a dividend distribution from us. Accordingly, such withholding agent generally will withhold U.S. federal income taxes equal to 30% of the gross proceeds payable to the Non-U.S. Holder, unless such Non-U.S. Holder provides to the applicable withholding agent a validly completed and executed IRS Form W-8BEN, W-8BEN-E or W-8ECI (or a suitable substitute form) demonstrating that FATCA withholding is not warranted. If the applicable withholding agent withholds tax under FATCA, it will not also withhold the 30% U.S. federal income tax described under “Withholding for Non-U.S. Holders” above. Non-U.S. Holders are urged to consult with their tax advisors regarding the effect, if any, of the FATCA provisions on them based on their particular circumstances.

Non-U.S. Holders are advised to consult their tax advisors regarding the application of U.S. federal income tax withholding and information reporting, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

For further discussion of U.S. federal income tax consequences to tendering shareholders, see Section 15.

Lost Certificates. If the Share certificates which a registered holder wants to surrender have been lost, destroyed or stolen, the shareholder should promptly notify the Depositary at 800-627-2303 (toll-free in the United States and Canada) or 651-450-4064 (outside the United States and Canada). The Depositary will instruct the shareholder as to the steps that must be taken in order to replace the certificates. Such shareholders should contact the Depositary upon receipt of this Offer to Purchase. See the Letter of Transmittal for further information.

4.	Withdrawal Rights

You may withdraw Shares that you have previously tendered under the Offer at any time prior to the Expiration Time. You may also withdraw your previously tendered Shares at any time after 12:00 midnight, New York City time, on January 12, 2016, unless such Shares have already been accepted for payment by us as provided in the Offer. Except as this Section 4 otherwise provides, tenders of Shares are irrevocable.

For a withdrawal to be effective, a written notice of withdrawal must:

•	be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

•	specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares.

If a shareholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the shareholder may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included.

If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an “eligible institution” has tendered those Shares, an “eligible institution” must guarantee the signatures on the notice of withdrawal.

If Shares have been delivered in accordance with the procedures for book-entry transfer described in Section 3, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and otherwise comply with the book-entry transfer facility’s procedures.

Withdrawals of tenders of Shares may not be rescinded, and any Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may be re-tendered at any time prior to the Expiration Time by again following one of the procedures described in Section 3.

We will decide, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties, subject to an Offer participant’s right to dispute such determination in a court of competent jurisdiction. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any shareholder, whether or not we waive similar defects or irregularities in the case of any other shareholder. None of the Company, the Dealer Managers, the Depositary or the Information Agent will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

If we extend the Offer, are delayed in our purchase of Shares or are unable to purchase Shares under the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4. Our reservation of the right to delay payment for Shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer.

5.	Purchase of Shares and Payment of Purchase Price

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Time, we (a) will determine the Purchase Price we will pay for Shares validly tendered and not withdrawn, taking into account the number of Shares so tendered and the prices specified by tendering shareholders, and (b) will accept for payment and pay for, and thereby purchase, Shares having an aggregate purchase price of up to $1.0 billion validly tendered at prices at or below the Purchase Price and not withdrawn.

For purposes of the Offer, we will be deemed to have accepted for payment, subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, Shares that are validly tendered at or below the Purchase Price, and not withdrawn, only when, as and if we give oral or written notice to the Depositary of our acceptance of the Shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay the per Share Purchase Price for all of the Shares accepted for payment pursuant to the Offer promptly after the Expiration Time. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly, but only after timely receipt by the Depositary of:

•	certificates for Shares, or a timely book-entry confirmation of the deposit of Shares into the Depositary’s account at the book-entry transfer facility;

•	a properly completed and duly executed Letter of Transmittal or, in the case of a book-entry transfer, an agent’s message; and

•	any other required documents.

We will pay for Shares purchased by depositing the aggregate purchase price for the Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to tendering shareholders. We will be deemed to have purchased Shares under the Offer following the last to occur of (i) acceptance for payment, (ii) final determination of the price and the proration factor and (iii) deposit of the aggregate purchase price for the Shares.

In the event of proration, we will determine the proration factor and pay for those tendered Shares accepted for payment promptly after the Expiration Time. However, we expect that we will not be able to announce the final results of any proration or commence payment for any Shares purchased pursuant to the Offer until after the expiration of the period for delivery of Shares tendered using the guaranteed delivery procedures.

All Shares tendered and not purchased, including Shares not purchased due to proration or conditional tender, will be returned or, in the case of Shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the Shares, to the tendering shareholder at our expense promptly after the Expiration Time or termination of the Offer.

Under no circumstances will we pay interest on the Purchase Price, including by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase Shares pursuant to the Offer. See Section 7.

We will pay all stock transfer taxes, if any, payable on the transfer to us of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted.

Any tendering shareholder that fails to complete fully, sign and return to the Depositary (or other applicable withholding agent) the Form W-9 included as part of the Letter of Transmittal (or an IRS Form W-8BEN, W-8BEN-E, or other applicable IRS Form W-8, if the tendering shareholder is a Non-U.S. Holder), may be subject to required U.S. federal income tax backup withholding of 28% of the gross proceeds paid to the shareholder paid pursuant to the Offer. See Section 3. Non-U.S. Holders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the procedures for obtaining a refund from the IRS.

6.	Conditional Tender of Shares

Subject to the exception for Odd Lot Holders, in the event of an over-subscription of the Offer, Shares tendered pursuant to the Offer prior to the Expiration Time will be subject to proration. See Section 1. As discussed in Section 15, the number of Shares to be purchased from a particular shareholder may affect the U.S. federal income tax treatment of the purchase to the shareholder and the shareholder’s decision whether to tender. The conditional tender alternative is made available for shareholders seeking to take steps to have Shares sold pursuant to the Offer treated as a sale or exchange of such Shares by the shareholder, rather than a distribution to the shareholder, for U.S. federal income tax purposes. Accordingly, a shareholder may tender Shares subject to the condition that a specified minimum number of the shareholder’s Shares tendered pursuant to a Letter of Transmittal and, if applicable, a Notice of Guaranteed Delivery must be purchased if any Shares tendered are purchased. Shares underlying existing stock options may not be conditionally tendered without such stock options first being irrevocably exercised and the Shares issued in respect thereof tendered in the Offer.

Any shareholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the Letter of Transmittal, and, if applicable, in the Notice of Guaranteed Delivery. It is the tendering shareholder’s responsibility to calculate the minimum number of Shares that must be purchased from the shareholder in order for the shareholder to qualify for sale or exchange (rather than distribution) treatment for U.S. federal income tax purposes. Shareholders are advised to consult their tax advisors. No assurances can be provided that a conditional tender will achieve the intended U.S. federal income tax result for any shareholder tendering Shares.

Any tendering shareholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of Shares that must be purchased if any are to be purchased. After the Expiration Time, if, based on the Purchase Price determined in the Offer, more than $1.0 billion of Shares are validly tendered and not withdrawn, so that we must prorate our acceptance of and payment for tendered Shares, we will calculate a preliminary proration percentage, after taking into account the priority given to tenders of Odd Lots, based upon all Shares validly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of Shares to be purchased from any shareholder below the minimum number specified by that shareholder, the tender will automatically be regarded as withdrawn and will be returned promptly after the Expiration Time, unless chosen by lot for reinstatement as discussed in the next paragraph.

After giving effect to these withdrawals, we will accept the remaining Shares validly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders would otherwise be regarded as withdrawn and would cause the total number of Shares to be purchased to fall below an aggregate purchase price of $1.0 billion then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been withdrawn to permit us to purchase $1.0 billion of Shares. In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular shareholder as a single lot, and will limit our purchase in each case to the designated minimum number of Shares to be purchased. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares.

7.	Conditions of the Offer

The Offer is not conditioned on any minimum number of Shares being tendered. Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after the commencement of the Offer and before or on the Expiration Time any of the following events occur (or shall have been reasonably determined by us to have occurred):

•	Failure to satisfy the Strategic Investment Condition;

•	there has been instituted, threatened, pending or taken any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that, in our reasonable judgment, directly or indirectly:

•	challenges or seeks to challenge, makes illegal, or delays or otherwise directly or indirectly restrains, prohibits or otherwise affects the making of the Offer, the acquisition by us of some or all of the Shares pursuant to the Offer, or any other matter relating to the Offer, or seeks to obtain any material damages or otherwise relating to the transactions contemplated by the Offer;

•	seeks to make the purchase of, or payment of, some or all of the Shares pursuant to the Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the Shares;

•	materially impairs the contemplated benefits of the Offer to us; or

•	could be expected to materially and adversely affect our or our subsidiaries’ business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, results of operations or prospects, or otherwise materially impair in any way the contemplated future conduct of the business of us or any of our subsidiaries;

•

any change in the general political, market, economic or financial conditions, domestically or internationally, that could, in our reasonable judgment, be expected to materially and adversely affect our or our subsidiaries’ business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, results of operations or prospects, or otherwise materially impairs the contemplated future conduct of our or our subsidiaries’ business, including, but not limited to, the following:

•	any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	the commencement or material escalation, on or after November 12, 2015, of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States;

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

•	any decrease of more than 10% in the market price for the Shares or in the general level of market prices for equity securities in the Dow Jones Industrial Average, the NYSE Composite Index, the NASDAQ Composite Index or the Standard & Poor’s 500 Composite Index measured from the close of trading on November 12, 2015, or any changes in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), income, operations, results of operations or prospects of us, our subsidiaries and our affiliates, or on the trading in the Shares, or the proposed financing for the Offer, or on the benefits we expect to receive from the Offer;

•	a material change in U.S. or any other currency exchange rates or a suspension of or limitation on the markets for such currencies that, in our reasonable judgment, could have a material adverse effect on our or our subsidiaries’ business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, results of operations or prospects, or on the trading in the Shares, or the proposed financing for the Offer, or on the benefits we expect to receive from the Offer; or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•	there has been any legislation amending the Code that has passed either the U.S. House of Representatives or the Senate or otherwise is pending before the U.S. House of Representatives or the Senate or any committee thereof, the effect of which would be to change the U.S. federal income tax consequences of the consummation of the Offer in any manner that, in our reasonable judgment, could adversely affect us or any of our subsidiaries’ business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, results of operations or prospects, or otherwise materially impair the contemplated future conduct of our or our subsidiaries’ business;

•	a tender or exchange offer for any or all of the Shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or any of our subsidiaries, has been commenced, proposed or announced by any person or has been publicly disclosed or we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction;

•	we learn that, other than pursuant to the terms of the Strategic Investment:

•	any entity, “group” (for purposes of the conditions of the Offer, as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding Shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent publicly disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before November 12, 2015);

•	any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before November 12, 2015 has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer), beneficial ownership of an additional 1% or more of our outstanding Shares; or

•	any new group has been formed that beneficially owns more than 5% of our outstanding Shares (options for and other rights to acquire Shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause);

•	any person, entity or group has filed a Notification and Report Form under the HSR Act, as amended, reflecting an intent to acquire us or any Shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities;

•	any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment:

•	indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of Shares thereunder;

•	could be expected to prohibit, restrict or delay consummation of the Offer; or

•	otherwise could be expected to materially and adversely affect the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, results of operations or prospects of us or our subsidiaries;

•	any change or changes have occurred or are threatened in our or our subsidiaries’ business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, results of operations or prospects that, in our reasonable judgment, has or could be expected to have a material adverse effect on us or our subsidiaries, or on the trading in the Shares, or the proposed financing for the Offer, or on the benefits we expect to receive from the Offer; or

•	we shall have determined that the consummation of the Offer and the purchase of the Shares may cause the Shares to be delisted from the NYSE or held of record by fewer than 300 persons.

If the Strategic Investment Condition is satisfied or waived, we will promptly disclose this information and extend the Offer for five business days (or to the extent otherwise required by Rule 13e-4 under the Exchange Act). The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion prior to the Expiration Time. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Time. However, once the Offer has expired, then all of the conditions to the Offer must have been satisfied or waived. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Time. Any determination by us concerning the events described above will be final and binding on all persons participating in the Offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction. Our right to terminate or amend the Offer or to postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered if any of the above listed events occur (or shall have been reasonably determined by us to have occurred) at any time on or prior to the Expiration Time shall not be affected by any subsequent event regardless of whether such subsequent event would have otherwise resulted in the event having been “cured” or ceasing to exist.

8.	Price Range of the Shares; Dividends

The Shares are listed for trading on the NYSE under the symbol “NCR.” The following table sets forth, for each of the periods indicated, the high and low sales prices per Share as reported on the NYSE. Historically NCR has not paid cash dividends and does not anticipate the payment of cash dividends on NCR Shares in the immediate future.

	High	Low
Fiscal Year 2013
First Quarter	$29.76	$25.74
Second Quarter	34.31	25.64
Third Quarter	39.94	32.79
Fourth Quarter	41.63	31.38
Fiscal Year 2014
First Quarter	37.73	31.71
Second Quarter	37.18	28.64
Third Quarter	35.76	30.14
Fourth Quarter	33.80	22.83
Fiscal Year 2015
First Quarter	30.86	24.83
Second Quarter	36.50	27.27
Third Quarter	32.09	21.79
Fourth Quarter (through November 12, 2015)	27.60	22.52

On November 12, 2015, the last full trading day before the commencement of the Offer, the last reported sale price of our Shares on the NYSE was $26.43 per share. We urge shareholders to obtain a current market price for the Shares before deciding whether, and at what price or prices, to tender their Shares.

9.	Source and Amount of Funds

Assuming that the Offer is fully subscribed, the aggregate purchase price for the Shares purchased in the Offer will be $1.0 billion. We expect to fund the purchase of Shares in the Offer and to pay the fees and expenses in connection with the Offer with proceeds from the Strategic Investment, borrowings under our existing revolving credit facilities and available cash. The closing of the transaction contemplated by the Investment Agreement is conditioned upon certain customary closing conditions, including, among others, obtaining clearance under the HSR Act. See Section 2. The Strategic Investment Condition is one of the conditions to the Offer described in Section 7. We do not currently have any alternative financing arrangements or plans that would fund the purchase of Shares in the Offer in the event the proceeds of the Strategic Investment are not available. As of September 30, 2015, NCR had cash and cash equivalents in the amount of $303 million.

The Company is party to a senior secured credit facility with JPMorgan Chase Bank, N.A., as administrative agent, and a syndicate of lenders (as amended, the “Senior Secured Credit Facility”). As of December 31, 2014, the Senior Secured Credit Facility consisted of a term loan facility in an aggregate principal amount of $1.35 billion, and a revolving credit facility in an aggregate principal amount of $850 million. The revolving credit facility also allows a portion of the availability to be used for outstanding letters of credit, and as of September 30, 2015, there were no outstanding letters of credit.

The Senior Secured Credit Facility includes affirmative and negative covenants that restrict or limit the ability of the Company and its subsidiaries to, among other things, incur indebtedness; create liens on assets; engage in certain fundamental corporate changes or changes to the Company’s business activities; make investments; sell or otherwise dispose of assets; engage in sale-leaseback or hedging transactions; repurchase stock, pay dividends or make similar distributions; repay other indebtedness; engage in certain affiliate transactions; or enter into agreements that restrict the Company’s ability to create liens, pay dividends or make loan repayments. The Senior Secured Credit Facility also includes financial covenants that require the Company to periodically maintain certain leverage ratios. A copy of the Senior Secured Credit Facility has been filed as an exhibit to the Schedule TO and is incorporated by reference herein.

In November 2014, the Company established a two-year revolving trade receivables securitization facility (the “A/R Facility”) with PNC Bank, National Association (PNC) as the administrative agent, and various lenders. The A/R Facility provides for up to $200 million in funding based on the availability of eligible receivables and other customary factors and conditions.

The A/R Facility contains various customary affirmative and negative covenants and default and termination provisions which provide for the acceleration of the advances under the A/R Facility in circumstances including, but not limited to, failure to pay interest or principal when due, breach of representation, warranty or covenant, certain insolvency events or failure to maintain the security interest in the trade receivables, and defaults under other material indebtedness. A copy of the A/R Facility has been filed as an exhibit to the Schedule TO and is incorporated by reference herein.

10.	Certain Financial Information

Historical Financial Information. NCR incorporates by reference the financial statements and notes thereto included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2014 and Item 1 of our Quarterly Report on Form 10-Q for the nine months ended September 30, 2015. You should refer to Section 11 for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

Summary Historical Consolidated Financial Data. The following table sets forth summary data from our consolidated balance sheet at September 30, 2015 and our consolidated statement of operations for the nine months ended September 30, 2015 and September 30, 2014 and the years ended December 31, 2014 and December 31, 2013. Year-end financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 2014. Data as of and for the nine months ended September 30, 2015 and September 30, 2014 is derived from, and should be read in conjunction with, our unaudited consolidated financial statements and related notes filed as part of our Quarterly Report on Form 10-Q for the nine months ended September 30, 2015. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position at such a date and operating results for such periods. Historical results are not necessarily indicative of the results of operations to be expected for the future periods, and interim results may not be indicative of results for the remainder of the year.

September 30, 2015
(in millions, except per Share data)
Balance Sheet Data:
Total assets	$7,887
Total long-term debt	3,243
Total NCR stockholders’ equity	1,669
Book value per Share	9.82

	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014	Year Ended
			December 31, 2014	December 31, 2013
	(unaudited)	(unaudited)
	(in millions, except per Share data)
Statement of Operations Data:
Total revenues	$4,693	$4,823	$6,591	$6,123
Income (loss) from operations	(3)	318	353	666
Net income (loss)	(202)	160	195	447
Earnings per Share:
Basic	(1.22)	0.94	1.14	2.68
Diluted	(1.22)	0.92	1.12	2.62

	Nine Months Ended September 30, 2015		Nine Months Ended September 30, 2014	Year Ended
				December 31, 2014	December 31, 2013
	(unaudited)		(unaudited)
Weighted average Shares outstanding (millions):
Basic	169.5		167.7	167.9	165.4
Diluted	169.5		171.1	171.2	169.3
Other Data:
Ratio of earnings to fixed charges[1]	N/A	*	1.94	1.59	4.87

*	For the nine months ended September 30, 2015, fixed charges exceeded earnings by $152 million.
[1]	For purposes of calculating this ratio, (i) earnings consist of income (loss) from continuing operations before provision (benefit) for income taxes and fixed charges and (ii) fixed charges consist of interest expense, which includes amortization of deferred finance charges, and imputed interest on our lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.

11.	Certain Information Concerning NCR

NCR Corporation is a leading global technology company that provides innovative products and services that enable businesses to connect, interact and transact with their customers and enhance their customer relationships by addressing consumer demand for convenience, value and individual service. Our portfolio of self-service and assisted-service solutions serve customers in the financial services, retail, hospitality, travel and telecommunications and technology industries and include automated teller machines (ATMs) and ATM and financial services software, point of sale devices (POS) and POS software, and self-service kiosks and software applications that can be used by consumers to enable them to interact with businesses from their computer or mobile device. We complement these product solutions by offering a complete portfolio of services to support both NCR and third party solutions. We also resell third-party networking products and provide related service offerings in the telecommunications and technology sectors.

Availability of Reports and Other Information. We are subject to the informational filing requirements of the Exchange Act and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning directors and executive officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our shareholders and filed with the SEC. We also have filed the Self-Tender Schedule TO with the SEC that includes additional information relating to the Offer.

These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Room of the SEC at 100 F

Street, N.E., Washington, D.C. 20549. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Self-Tender Schedule TO and the documents incorporated therein by reference. You may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We also provide access to these reports on our website at www.ncr.com. Information on our website is not incorporated by reference in this Offer to Purchase.

Incorporation by Reference. The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This Offer to Purchase incorporates by reference the documents listed below (other than any portions of the respective filings that were furnished to, rather than filed with, the SEC under applicable SEC rules), including the financial statements and the notes related thereto contained in those documents, that have been previously filed with the SEC. The following documents contain important information about us:

•	Annual Report on Form 10-K for the year ended December 31, 2014;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015; and

•	Current Reports on Form 8-K filed on March 11, 2015, April 28, 2015, November 4, 2015 and November 12, 2015.

Any statement contained in any document incorporated by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in this Offer to Purchase or any subsequently filed document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

You can obtain any of the documents incorporated by reference in this document from us or from the SEC’s website at the address set forth above. Documents incorporated by reference are available from us without charge, excluding any exhibits. You may request a copy of these filings by contacting us as set forth below. Please be sure to include your complete name and address in your request. You can find additional information by visiting our website at www.ncr.com. Information on our website is not incorporated by reference herein and does not form a part of the Offer except for the reports listed above which are also posted on our website. You should direct requests for documents to:

NCR Corporation

3097 Satellite Boulevard

Duluth, GA 30096

Attention: Investor Relations

Phone: (937) 255-5627

Email: investor.relations@ncr.com

12.	Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares

As of November 9, 2015, there were 170,277,395 Shares outstanding. We are offering to purchase up to $1.0 billion of Shares. At the maximum Purchase Price of $29.50 per Share, we could purchase 33,898,305 Shares if the Offer is fully subscribed, which would represent approximately 19.9% of our issued and outstanding Shares as of November 9, 2015. At the minimum Purchase Price of 26.00 per Share, we could purchase 38,461,538 Shares if the Offer is fully subscribed, which would represent approximately 22.6% of our issued and outstanding Shares as of November 9, 2015. Our Shares outstanding as of November 9, 2015 do not include Shares issuable upon exercise of existing stock options or upon conversion of the convertible preferred stock that we expect to issue in connection with the Strategic Investment.

As of November 9, 2015, our current directors and executive officers as a group (14 persons) beneficially owned an aggregate of 1,514,935 Shares, representing 0.9% of the total number of outstanding Shares. Our directors and executive officers are entitled to participate in the Offer on the same basis as other shareholders. All of our directors and executive officers have advised us that they do not intend to tender any of their Shares in the Offer (including Shares they are deemed to beneficially own). After termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their Shares in open market transactions or otherwise, at prices that may be more or less favorable than the Purchase Price to be paid to our shareholders in the Offer.

The following table sets forth, as of November 9, 2015, the aggregate number and percentage of Shares that were beneficially owned by our directors and executive officers. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of Shares beneficially owned by a person and the percentage of ownership held by that person, Shares subject to options or which are otherwise subject to vesting and that are currently exercisable or will become exercisable or vested within 60 days after November 9, 2015 are deemed outstanding, while these Shares are not deemed outstanding for computing percentage ownership of any other person. Assuming the Offer is fully subscribed, our directors and executive officers as a group will own approximately 1.11% (at the maximum Purchase Price of $29.50 per Share) to 1.14% (at the minimum Purchase Price of $26.00 per Share) of our outstanding Shares, without giving effect to any shares issuable upon exercise of existing stock options or upon conversion of the convertible preferred stock that we expect to issue in connection with the Strategic Investment. The information set forth in the “After the Offer” column in the below table gives effect to the Offer and assumes that the Purchase Price was $26.00. Unless otherwise noted, the address of each person listed is c/o the Corporate Secretary at NCR Corporation, 3097 Satellite Boulevard, Duluth, Georgia 30096.

	Prior to the Offer		Number of Shares Subject to Options Exercisable Within 60 Days of November 9, 2015	Shares Expected to be Tendered in the Offer	After the Offer
	Total Shares Beneficially Owned(1)(2)	Percent of Class			Number of Shares Beneficially Owned	Percent of Class
Non-Employee Directors
Edward (“Pete”) Boykin, Independent Lead Director	199,520	*	68,143	—	199,520	*
Richard Clemmer, Director	139,524	*	61,167	—	139,524	*
Gary Daichendt, Director	137,013	*	68,143	—	137,013	*
Robert DeRodes, Director	127,460	*	61,167	—	127,460	*
Kurt Kuehn, Director	32,184	*	10,039	—	32,184	*
Linda Fayne Levinson, Director	180,309	*	68,143	—	180,309	*
Deanna Oppenheimer, Director	27,156	*	6,849	—	27,156	*
Executive Officers
William R. Nuti, Director and Officer	395,155	*	63,552	—	395,155	*
Robert P. Fishman, Officer	20,707	*	0	—	20,707	*
Andrew S. Heyman, Officer	8,657	*	0	—	8,657	*
Frederick J. Marquardt, Officer	78,252	*	20,312	—	78,252	*
Michael B. Bayer, Officer	—	*	—	—	—	*
Andrea L. Ledford, Officer	157,178	*	90,126	—	157,178	*
Edward R. Gallagher, Officer	11,820	*	1,156	—	11,820	*
Current Directors, Named Executive Officers and remaining Executive Officers as a Group (14 persons)	1,514,935	*	518,797	—	1,514,935	*

*	Less than 1%
(1)	The number of Shares beneficially owned by each person as of the Table Date includes Shares that such person had the right to acquire on or within 60 days after that date, including, but not limited to, upon the exercise of options and vesting and issuance of restricted stock units. This does not include restricted stock units granted as of the Table Date that vest more than 60 days after the Table Date which, in the case of our executive officers is as follows: Mr. Nuti 604,856; Mr. Fishman 83,631; Mr. Heyman 108,242; Mr. Marquardt 98,458; Mr. Bayer 83,203; Ms. Ledford 55,441; and Mr. Gallagher 29,408.

(2)	Some of NCR’s executive officers and directors own fractional Shares of NCR stock. For purposes of this table, all fractional Shares have been rounded to the nearest whole number. This column also includes 103,087 Shares granted to Mr. Boykin; 73,357 Shares granted to Mr. Clemmer; 30,436 Shares granted to Mr. DeRodes; 20,265 Shares granted to Mr. Kuehn; 8,077 Shares granted to Ms. Levinson; and 14,622 Shares granted to Ms. Oppenheimer.

Equity Plans

Management Stock Plan. The NCR Management Stock Plan was adopted with shareholder approval, effective January 1, 1997. The NCR Management Stock Plan was terminated as of April 26, 2006, upon the shareholders’ approval of the NCR Corporation 2006 Stock Incentive Plan (the “2006 Stock Incentive Plan”) effective April 26, 2006. However, termination of the NCR Management Stock Plan did not affect awards previously granted and outstanding under the NCR Management Stock Plan.

2011 Amended and Restated Stock Incentive Plan. The 2006 Stock Incentive Plan was subsequently amended and restated on April 27, 2011 as the NCR Corporation 2011 Amended and Restated Stock Incentive Plan (the “2011 Stock Incentive Plan”). The 2011 Stock Incentive Plan was frozen effective April 24, 2013, when the NCR Corporation 2013 Stock Incentive Plan was approved by our shareholders effective April 24, 2013. Awards granted prior to the date that the 2011 Stock Incentive Plan was frozen remain outstanding under the 2011 Stock Incentive Plan.

2013 Stock Incentive Plan. The NCR Corporation 2013 Stock Incentive Plan (the “SIP”) provides for the issuance of restricted stock, as well as restricted stock units. These types of awards can have service-based and/or performance-based vesting with performance goals being established by the Compensation and Human Resource Committee of the Company’s Board of Directors (the “Compensation and Human Resource Committee”). Any grant of restricted stock or restricted stock units is generally subject to a vesting period of twelve to forty-four months to the extent permitted by the SIP. Performance-based grants condition vesting upon achievement of future performance goals based on performance criteria such as NCR’s achievement of specific return on capital and/or other financial metrics (as defined in the SIP) during the performance period. Performance-based grants must be earned, based on performance, before the actual number of shares to be awarded is known. The Company considers the likelihood of meeting the performance criteria based upon management’s estimates and certifies performance based on its analysis of achievement against the performance criteria. At the date of grant, a recipient of restricted stock has all the rights of a shareholder subject to certain restrictions on transferability and a risk of forfeiture. A recipient of restricted stock units does not have the rights of a shareholder and is subject to restrictions on transferability and risk of forfeiture. Other terms and conditions applicable to any award of restricted stock or restricted stock units are determined by the Compensation and Human Resource Committee and set forth in the agreement relating to that award.

The SIP also provides for the grant of several different forms of stock-based compensation, including stock options to purchase Shares. The Compensation and Human Resource Committee has discretion to determine the material terms and conditions of option awards under the SIP, provided that (i) the exercise price must be no less than the fair market value of Shares (defined as the closing price) on the date of grant, (ii) the term generally must be no longer than ten years, and (iii) the normal vesting schedule generally must not provide for vesting in less than one year. Other terms and conditions of an award of stock options are determined by the Compensation and Human Resource Committee as set forth in the agreement relating to that award. The Compensation and Human Resource Committee has authority to administer the SIP, except that the Committee on Directors and Governance will administer the SIP with respect to non-employee members of the Board of Directors. New Shares are issued as a result of stock option exercises.

Employee Stock Purchase Plan. The Employee Stock Purchase Plan (the “ESPP”) enables eligible employees to purchase Shares at a discount to the average of the highest and lowest sale prices of Shares reported on the NYSE on the last trading day of each month. The ESPP discount is 5% of this average market price. Accordingly, this plan is considered non-compensatory. Employees may authorize payroll deductions of up to 10% of eligible compensation for Share purchases. Employees purchased approximately 0.2 million Shares in

2014, 0.2 million Shares in 2013, and 0.3 million Shares in 2012, for approximately $6 million in 2014, 2013, and 2012. A total of 4 million Shares were originally authorized to be issued under the ESPP and approximately 1.3 million authorized Shares remain unissued as of November 9, 2015.

Director Compensation

Pursuant to authority granted to it by the Company’s Board of Directors, the Committee on Directors and Governance (the “Directors Committee”) adopted the NCR Director Compensation Program (the “Director Compensation Program”), effective as of April 23, 2013. The Program provides for the payment of annual retainers and annual equity grants to non-employee members of the Company’s Board of Directors. Mr. Nuti does not receive remuneration for his service as Chairman of the Board of Directors of the Company.

Annual Retainer

In 2014 each non-employee member of NCR’s Board received an annual retainer of $75,000. The independent Lead Director receives an additional annual retainer of $40,000 for service in such role. Mr. Boykin served as the independent Lead Director in 2014. Additionally under the Director Compensation Program, directors receive remuneration for their services as Committee Chairs: Mr. Kuehn received $34,000 as Chair of the Audit Committee; Mr. Daichendt received $18,000 as Chair of the Committee on Directors and Governance; and Ms. Levinson received $27,000 as Chair of the Compensation and Human Resource Committee. Annual retainers are paid in four equal installments on June 30, September 30, December 31, and March 31.

In accordance with the Director Compensation Program, each director has the option to receive the annual retainer in the form of cash or common stock, or an equal distribution of each. Prior to January 1 of each year, directors may elect to defer receipt of the annual retainer until they cease to serve as a director of the Company.

Annual Equity Grant

The Director Compensation Program provides that, on the date of each annual meeting of the Company’s shareholders, each non-employee director is granted restricted stock or restricted stock units, the value of which is determined by the Directors Committee. In February 2010, the Directors Committee recommended, and the Board agreed, that the value of the annual equity award to be granted to each non-employee director would be $175,000. The Directors Committee and the Board of Directors determined that this action was appropriate based on, among other things, a desire to retain and attract highly qualified and experienced directors, an increased workload for the Company’s directors that was expected to, and did, continue into 2014 and will continue into 2015, and a review of competitive board pay practices.

Pursuant to the Director Compensation Program, on April 23, 2014, the date of the 2014 Annual Meeting, each non-employee director received restricted stock units valued at $175,000. Also on April 23, 2014 under the Director Compensation Program, Ms. Levinson received a $40,000 grant in the form of restricted stock units in connection with her service as a member of the Board of Directors of NCR Brasil – Industria de Equipamentos Para Automacao S.A.

Any restricted stock or restricted stock units awarded vest in four equal quarterly installments commencing three months after the grant date. Any options granted will be fully vested and exercisable on the first anniversary of the grant. If the grant is made in the form of restricted stock units, a director may elect to defer receipt of the Shares that otherwise would be received upon vesting of restricted stock units. In 2014 Messrs. Boykin, Clemmer, DeRodes, and Kuehn and Ms. Oppenheimer elected to defer receipt of Shares upon vesting of restricted stock units until the date upon which each of them ceases to serve as a director.

Treatment of Equity Upon Termination in Connection with a Change in Control

Under the SIP and applicable award agreements, the timing of any accelerated vesting depends upon whether the acquirer assumes the awards. If the acquirer does not assume the awards, executive officer unvested options will vest and become exercisable and unvested restricted stock units (“RSUs”) will vest upon a “change in control” (as defined in the SIP). If the acquirer does assume the awards, the unvested options and RSUs will vest and, in the case of options, become exercisable if the Company terminates the executive officer’s employment within 24 months following the change in control for a reason other than cause or disability or, if the executive officer is subject to the NCR Change in Control Severance Plan or other applicable severance plan, and such executive officer terminates employment for good reason within that 24-month period. Such stock options generally will remain exercisable until the earlier of: (i) the first anniversary of the date of termination of employment; and (ii) the expiration of the term of the stock option.

Treatment of Equity Not in Connection with a Change in Control

Under the SIP, the treatment of outstanding equity awards held by our executive officers upon termination of employment differs based on the form of equity award, the grant agreement in use at a given time, and the reason for the termination, as summarized below.

Stock Options. In general, any unvested stock options held by our executive officers will vest and become exercisable upon termination of the executive officer’s employment due to death or long-term disability and will remain exercisable for specified periods of time governed by the executive officer’s age at the time of death or disability. Unvested stock options held by executive officers are forfeited upon termination of an executive officer’s employment due to retirement, an involuntary termination of employment without cause or voluntary resignation, and all unexercised stock options, whether vested or unvested, are forfeited upon termination of employment for cause.

Restricted Stock Units. The treatment of unvested RSUs held by our executive officers upon termination of employment due to death, disability or involuntary termination without cause varies depending on the year of the grant. The most recent agreements provide for pro rata vesting of a portion of unvested RSUs upon such termination, and for awards granted prior to 2012 and after 2014, a pro rata portion of unvested RSUs will vest in the event of retirement. The pro rata portions are determined based on the length of service during the applicable vesting period. All unvested RSUs are immediately forfeited upon voluntary resignation or termination of employment for cause.

Performance-Based Restricted Stock Units. In general, a pro rata portion of any unvested performance-based restricted stock units held by an executive officer will vest at a calculated date (depending upon the year of issuance of the grant) for termination of employment due to death, disability, retirement (with respect to retirement, only in the case of awards granted prior to 2012 and after 2014) or an involuntary termination of employment without cause. Such pro rata portion is determined based on the length of service during the applicable vesting period and the Company’s achievement of performance objectives. All unvested performance-based restricted stock units held by our executive officers are forfeited upon voluntary resignation or termination of employment for cause.

In addition, unvested equity awards are forfeited and deemed canceled, and the fair market value of previously vested awards is subject to a repayment obligation, if, during the participant’s employment or within the twelve months following his or her employment, the participant competes with the Company, induces or attempts to induce any Company employee to terminate his or her employment with the Company, or solicits business from firms or companies (including customers) with which the participant worked during the two years prior to the participant’s termination. Equity awards are also subject to forfeiture if the participant fails to keep the terms of the award agreement confidential, or engages, as determined by the Committee, in misconduct in connection with the participant’s employment.

Recent Securities Transactions

Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, neither we nor any of our directors, executive officers, affiliates or subsidiaries have effected any transactions involving Shares during the 60 days prior to November 13, 2015, except as follows:

•	On September 30, 2015 (when our Share price was $22.75), Edward P. Boykin acquired 1,473 phantom stock units. These phantom stock units were acquired under the Director Compensation Program as part of a director’s annual retainer, which is paid quarterly. Mr. Boykin elected to defer receipt of his annual retainer in accordance with the terms of the Program. The phantom stock units are converted into Shares on a one-for-one basis and become payable in Shares following termination of director services.

•	On September 30, 2015 (when our Share price was $22.75), Richard L. Clemmer acquired 990 phantom stock units under the Director Compensation Program as part of his annual retainer.

•	On September 30, 2015 (when our Share price was $22.75), Gary J. Daichendt acquired 572 Shares under the Director Compensation Program as part of his annual retainer pursuant to his election to receive all or a portion of his annual retainer in current Shares in accordance with the terms of the Program.

•	On September 30, 2015 (when our Share price was $22.75), Robert P. DeRodes acquired 990 Shares under the Director Compensation Program as part of his annual retainer.

•	On September 30, 2015 (when our Share price was $22.75), Linda Fayne Levinson acquired 605 Shares under the Director Compensation Program as part of her annual retainer.

•	On October 28, 2015 (when our Share price was $26.28), William R. Nuti acquired 99,797 Shares from the conversion of RSUs that vested on October 28, 2015.

•	On October 28, 2015 (when our Share price was $26.28), William R. Nuti disposed of 55,707 Shares; these Shares were withheld by NCR to cover tax withholding obligations when 99,797 RSUs vested on October 28, 2015.

•	On October 28, 2015 (when our Share price was $26.28), Frederick J. Marquardt acquired 11,089 Shares from the conversion of RSUs that vested on October 28, 2015.

•	On October 28, 2015 (when our Share price was $26.28), Frederick J. Marquardt disposed of 4,790 Shares; these Shares were withheld by NCR to cover tax withholding obligations when 11,089 RSUs vested on October 28, 2015.

•	On October 28, 2015 (when our Share price was $26.28), Andrew S. Heyman acquired 16,633 Shares from the conversion of RSUs that vested on October 28, 2015.

•	On October 28, 2015 (when our Share price was $26.28), Andrew S. Heyman disposed of 7,976 Shares; these Shares were withheld by NCR to cover tax withholding obligations when 16,633 RSUs vested on October 28, 2015.

•	On October 28, 2015 (when our Share price was $26.28), Robert P. Fishman acquired 13,306 Shares from the conversion of RSUs that vested on October 28, 2015.

•	On October 28, 2015 (when our Share price was $26.28), Robert P. Fishman disposed of 6,095 Shares; these Shares were withheld by NCR to cover tax withholding obligations when 13,306 RSUs vested on October 28, 2015.

•	On October 28, 2015 (when our Share price was $26.28), Andrea L. Ledford acquired 9,980 Shares from the conversion of RSUs that vested on October 28, 2015.

•	On October 28, 2015 (when our Share price was $26.28), Andrea L. Ledford disposed of 4,972 Shares; these Shares were withheld by NCR to cover tax withholding obligations when 9,980 RSUs vested on October 28, 2015.

•	On October 28, 2015 (when our Share price was $26.28), Edward R. Gallagher acquired 2,218 Shares from the conversion of RSUs that vested on October 28, 2015.

•	On October 28, 2015 (when our Share price was $26.28), Edward R. Gallagher disposed of 723 Shares; these Shares were withheld by NCR to cover tax withholding obligations when 2,218 RSUs vested on October 28, 2015.

13.	Effects of the Offer on the Market for Shares; Registration under the Exchange Act

The purchase of Shares under the Offer will reduce the number of Shares that might otherwise be traded publicly and is likely to reduce the number of shareholders. As a result, trading of a relatively smaller volume of Shares after consummation of the Offer may have a greater impact on trading prices than would be the case prior to consummation of the Offer.

We believe that there will be a sufficient number of Shares outstanding and publicly traded following completion of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of the NYSE, we do not believe that our purchase of Shares under the Offer will cause the remaining outstanding Shares to be delisted from the NYSE. The Offer is conditioned upon our determination that the consummation of the Offer and the purchase of Shares will not cause the Shares to be delisted from the NYSE. See Section 7.

Our Shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such Shares as collateral. We believe that, following the purchase of Shares under the Offer, the Shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin rules and regulations.

Our Shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our shareholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our shareholders. We believe that our purchase of Shares under the Offer pursuant to the terms of the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act. The Offer is conditioned upon our determination that the consummation of the Offer and the purchase of Shares will not cause the Shares to be held of record by fewer than 300 persons. See Section 7.

14.	Legal Matters; Regulatory Approvals

Except as otherwise discussed herein, we are not aware of any license or regulatory permit that is material to our business that might be adversely affected by our acquisition of Shares as contemplated by the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition or ownership of Shares by us as contemplated by the Offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for Shares tendered under the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligation under the Offer to accept for payment and pay for Shares is subject to conditions. See Section 7.

15.	Material U.S. Federal Income Tax Consequences

The following summary describes the material U.S. federal income tax consequences as of the date hereof to U.S. Holders and Non-U.S. Holders (each as defined below) of an exchange of Shares for cash pursuant to the Offer. The summary is based on the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion does not address all of the tax consequences that may be relevant to a particular shareholder or to shareholders subject to special treatment under U.S. federal income tax laws (including, without limitation, financial institutions, broker-dealers, insurance companies, cooperatives, U.S. expatriates, tax-exempt organizations, pension plans, regulated investment companies or real estate investment trusts, traders in securities who elect to apply a mark-to-market method of accounting, U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar, persons that acquired their Shares through the exercise of an employee stock option or otherwise as compensation, partnerships or other pass-through entities, or persons holding Shares through partnerships or other pass-through entities, or persons who hold Shares as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for U.S. federal income tax purposes). In addition, this discussion does not address the consequences of the alternative minimum tax, the Medicare tax on certain investment income, or any state, local or foreign tax consequences or any tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences. This summary assumes that shareholders hold Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). No IRS ruling has been or will be sought regarding any matter discussed herein.

As used herein, the term “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) it has a valid election in effect to be treated as a U.S. person. As used herein, the term “Non-U.S. Holder” means a beneficial owner of Shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes). If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership holding Shares and each partner in such partnership should consult its own tax advisor about the U.S. federal income tax consequences of a sale of Shares for cash pursuant to the Offer.

Each shareholder is advised to consult its own tax advisor as to the particular U.S. federal income tax consequences to such shareholder of tendering Shares pursuant to the Offer and the applicability and effect of any state, local or foreign tax laws and other tax consequences with respect to the Offer.

U.S. Federal Income Tax Treatment of U.S. Holders

Characterization of Sale of Shares Pursuant to the Offer. The sale of Shares by a U.S. Holder for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. The U.S. federal income tax consequences to a U.S. Holder may vary depending upon the U.S. Holder’s particular facts and circumstances. Under Section 302 of the Code, the sale of Shares by a U.S. Holder for cash pursuant to the Offer will be treated as a “sale or exchange” of Shares for U.S. federal income tax purposes, rather than as a distribution with respect to the Shares held by the tendering U.S. Holder, if the sale (i) results in a “complete termination” of the U.S. Holder’s equity interest in us under Section 302(b)(3) of the Code, (ii) is a “substantially disproportionate” redemption with respect to the U.S. Holder under Section 302(b)(2) of the Code, or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder under Section 302(b)(1) of the Code, each as described below (the “Section 302 Tests”).

The receipt of cash by a U.S. Holder will be a “complete termination” of the U.S. Holder’s equity interest in us if either (i) the U.S. Holder owns none of our Shares either actually or constructively immediately after the Shares are sold pursuant to the Offer, or (ii) the U.S. Holder actually owns none of our Shares immediately after the sale of Shares pursuant to the Offer and, with respect to Shares constructively owned by the U.S. Holder immediately after the sale, the U.S. Holder is eligible to waive, and effectively waives, constructive ownership of all such Shares under procedures described in Section 302(c) of the Code. U.S. Holders wishing to satisfy the “complete termination” test through waiver of attribution are particularly advised to consult their own tax advisors regarding the requirements, mechanics and desirability of such a waiver.

The receipt of cash by a U.S. Holder will be “substantially disproportionate” if the percentage of our outstanding Shares actually and constructively owned by the U.S. Holder immediately following the sale of Shares pursuant to the Offer is less than 80% of the percentage of our outstanding Shares actually and constructively owned by the U.S. Holder immediately before the sale of Shares pursuant to the Offer.

Even if the receipt of cash by a U.S. Holder fails to satisfy the “complete termination” test and the “substantially disproportionate” test, a U.S. Holder may nevertheless satisfy the “not essentially equivalent to a dividend” test if the U.S. Holder’s surrender of Shares pursuant to the Offer results in a “meaningful reduction” in the U.S. Holder’s equity interest in us. Whether the receipt of cash by a U.S. Holder will be “not essentially equivalent to a dividend” will depend upon the U.S. Holder’s particular facts and circumstances. The IRS has indicated in published guidance that even a small reduction in the proportionate interest of a small minority shareholder in a publicly and widely held corporation who exercises no control over corporate affairs may constitute a “meaningful reduction.”

Special “constructive ownership” rules will apply in determining whether any of the Section 302 Tests has been satisfied. Except as described above with respect to certain waivers, a U.S. Holder must take into account not only the Shares that are actually owned by the U.S. Holder, but also Shares that are constructively owned by the U.S. Holder within the meaning of Section 318 of the Code. Very generally, a U.S. Holder may constructively own Shares actually owned, and in some cases constructively owned, by certain members of the U.S. Holder’s family and certain entities (such as corporations, partnerships, trusts and estates) in which the U.S. Holder actually or constructively has an equity interest, as well as Shares the U.S. Holder has an option to purchase.

Contemporaneous dispositions or acquisitions of Shares by a U.S. Holder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether the Section 302 Tests have been satisfied. Each U.S. Holder should be aware that, because proration may occur in the Offer, even if all the Shares actually and constructively owned by a U.S. Holder are tendered pursuant to the Offer, fewer than all of these Shares may be purchased by us. Thus, proration may affect whether the surrender of Shares by a U.S. Holder pursuant to the Offer will meet any of the Section 302 Tests. See Section 6 for information regarding an option to make a conditional tender of a minimum number of Shares. U.S. Holders are advised to consult their own tax advisors regarding whether to make a conditional tender of a minimum number of Shares, and the appropriate calculation thereof.

U.S. Holders are advised to consult their own tax advisors regarding the application of the three Section 302 Tests to their particular circumstances, including the effect of the constructive ownership rules on their sale of Shares pursuant to the Offer. In addition, a U.S. Holder owning at least 5% of our outstanding Shares must comply with the reporting requirement of Treasury Regulation 1.302-2(b)(2).

Sale or Exchange Treatment. If any of the above three Section 302 Tests is satisfied, and the sale of the Shares is therefore treated as a “sale or exchange” for U.S. federal income tax purposes, the tendering U.S. Holder will recognize gain or loss equal to the difference, if any, between the amount of cash received by the U.S. Holder and such holder’s tax basis in the Shares sold pursuant to the Offer. Generally, a U.S. Holder’s tax basis in the Shares will be equal to the cost of the Shares to the U.S. Holder, reduced by any previous returns of capital. Any gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Shares that were sold exceeds one year as of the date of the purchase by us pursuant to the Offer. Certain individual and other non-corporate U.S. Holders are eligible for reduced rates of U.S. federal income tax in respect of long-term capital gain. A U.S. Holder’s ability to deduct capital losses may be limited. A U.S. Holder must calculate gain or loss separately for each block of Shares (generally, Shares acquired at the same cost in a single transaction) we purchase from the U.S. Holder under the Offer.

Distribution Treatment. If none of the Section 302 Tests is satisfied, the tendering U.S. Holder will be treated as having received a distribution by us with respect to the U.S. Holder’s Shares in an amount equal to the cash received by such holder pursuant to the Offer. The distribution would be treated as a dividend to the extent that we have current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such a dividend would be includible in the U.S. Holder’s gross income without a reduction for the U.S. Holder’s tax basis of the Shares exchanged, and the tax basis of such exchanged Shares would be added to the tax basis of the U.S. Holder’s remaining Shares, if any. Provided that minimum holding period requirements are met, and subject to certain limitations for hedged positions, dividend income with respect to non-corporate U.S. Holders generally will be eligible for reduced rates of U.S. federal income taxation. The amount of any distribution in excess of our current and accumulated earnings and profits would be treated as a return of capital to the U.S. Holder, with a corresponding reduction in such U.S. Holder’s tax basis in its Shares until reduced to zero, and then as capital gain from the sale or exchange of the Shares.

If a sale of Shares for cash pursuant to the Offer by a corporate U.S. Holder is treated as a dividend, the corporate U.S. Holder may be (i) eligible for a dividends received deduction (subject to applicable limitations) and (ii) subject to the “extraordinary dividend” provisions of Section 1059 of the Code. Corporate U.S. Holders should consult their tax advisors regarding (i) whether a dividends received deduction will be available to them, and (ii) the application of Section 1059 of the Code to the disposition of their Shares.

We cannot predict whether or the extent to which the Offer will be over-subscribed. If the Offer is over-subscribed, proration of tenders pursuant to the Offer will cause us to accept fewer Shares than are tendered. Therefore, a U.S. Holder can be given no assurance that a sufficient number of such U.S. Holder’s Shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than a distribution, for U.S. federal income tax purposes pursuant to the rules discussed above.

U.S. Federal Income Tax Treatment of Non-U.S. Holders

Withholding. See Section 3 with respect to the application of U.S. federal income tax withholding and FATCA withholding to payments made to Non-U.S. Holders pursuant to the Offer.

Sale or Exchange Treatment. Gain realized by a Non-U.S. Holder on a sale of Shares for cash pursuant to the Offer generally will not be subject to U.S. federal income tax if the sale is treated as a “sale or exchange” pursuant to the Section 302 Tests described above under “U.S. Federal Income Tax Treatment of U.S. Holders” unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder) or (ii) in the case of gain realized by a Non-U.S. Holder who is an individual, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

A Non-U.S. Holder whose gain is described in clause (i) above generally will be subject to U.S. federal income tax on such gain in the manner as if it were a U.S. Holder, as described above under “U.S. Federal Income Tax Treatment of U.S. Holders.” In addition, a Non-U.S. Holder that is a foreign corporation may be subject to a branch profits tax at a 30% rate, or lower rate specified in an applicable income tax treaty, on gain from the sale of Shares pursuant to the Offer that is effectively connected with the conduct of a trade or business within the United States.

Distribution Treatment. If the Non-U.S. Holder does not satisfy any of the Section 302 Tests described above, the full amount received by the Non-U.S. Holder with respect to the sale of Shares to us pursuant to the Offer will be treated as a distribution to the Non-U.S. Holder with respect to the Non-U.S. Holder’s Shares. The treatment for U.S. federal income tax purposes of such distribution as a dividend, tax-free return of capital, or gain from the sale of Shares will be determined in the manner described above under “U.S. Federal Income Tax Treatment of U.S. Holders.” Except as described below, to the extent that amounts received by a Non-U.S.

Holder are treated as dividends, such dividends will be subject to U.S. federal withholding tax at a rate of 30%, or a lower rate specified in an applicable income tax treaty. To obtain a reduced rate of withholding under an income tax treaty, a Non-U.S. Holder must provide a properly executed IRS Form W-8BEN or W-8BEN-E, as applicable (or a suitable substitute form) certifying, under penalties of perjury, that the Non-U.S. Holder is a non-U.S. person and the dividends are subject to a reduced rate of withholding under an applicable income tax treaty and that the Non-U.S. Holder is not subject to withholding under FATCA. Non-U.S. Holders should consult their tax advisors regarding their entitlement to, and the procedure for obtaining, benefits under an applicable income tax treaty.

Amounts treated as dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States are not subject to U.S. federal withholding tax but instead, unless an applicable tax treaty provides otherwise, generally are subject to U.S. federal income tax in the manner applicable to U.S. Holders, as described above. To claim exemption from U.S. federal withholding tax with respect to the Purchase Price of Shares treated as dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States, the Non-U.S. Holder must comply with applicable certification and disclosure requirements by providing a properly executed IRS Form W-8ECI (or a suitable substitute form) certifying, under penalties of perjury, that the Non-U.S. Holder is a non-U.S. person and the dividends are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and includible in that holder’s gross income. In addition, a Non-U.S. Holder that is a foreign corporation may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty, on dividends effectively connected with the conduct of a trade or business within the United States, subject to certain adjustments.

The Depositary (or other applicable withholding agent) generally will withhold at a 30% rate on the gross proceeds of the Offer paid to a Non-U.S. Holder, unless the Non-U.S. Holder provides the Depositary (or other applicable withholding agent) with (i) an IRS Form W-8ECI (or suitable substitute form), claiming that the Offer proceeds are effectively connected with a U.S. trade or business carried on by the Non-U.S. Holder or (ii) an IRS Form W-8BEN or W-8BEN-E, as appropriate (or a suitable substitute form) establishing that a reduced rate of or exemption from withholding is available under an applicable income tax treaty and that the Non-U.S. Holder is not subject to withholding under FATCA. See Section 3.

A Non-U.S. Holder may be eligible to obtain a refund or credit of all or a portion of any U.S. federal tax withheld if the Non-U.S. Holder meets any of the three Section 302 Tests described above under “U.S. Federal Income Tax Treatment of U.S. Holders” with respect to the sale of Shares pursuant to the Offer, or is able to establish that no tax or a reduced amount of tax is due, in either case, provided that an appropriate claim is timely filed with the IRS.

Non-U.S. Holders are advised to consult their own tax advisors regarding the application of U.S. federal withholding tax to the sale of Shares pursuant to the Offer, including the eligibility for withholding tax reductions or exemptions and refund procedures.

Tax Considerations for Holders of Common Stock that Do Not Tender any Shares in the Offering

The Offer will have no U.S. federal income tax consequences to our shareholders that do not tender any Shares in the Offer.

Backup Withholding

See Section 3 with respect to the application of U.S. federal backup withholding.

16.	Extension of the Offer; Termination; Amendment

We expressly reserve the right, in our sole discretion, subject to applicable law, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for Shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law (including Rule 13e-4 under the Exchange Act), we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect, including by changing the Purchase Price range or the aggregate purchase price limit. Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the business day immediately following the last previously scheduled or announced Expiration Time. Any public announcement made under the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law (including Rule 13e-4 under the Exchange Act), we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Business Wire or another comparable service.

If we materially change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by Rules 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (1)(a) we make any change to the Purchase Price range at which we are offering to purchase Shares in the Offer, (b) decrease the aggregate purchase price limit and thereby decrease the number of Shares purchasable in the Offer, or (c) increase the aggregate purchase price limit and thereby increase the number of Shares purchasable in the Offer by more than 2% of our outstanding Shares and (2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to shareholders in the manner specified in this Section 16, the Offer will be extended until the expiration of such ten business day period.

17.	Fees and Expenses

We have retained J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner and Smith Incorporated severally to act as the Dealer Managers in connection with the Offer, each of which will receive, for these services, a reasonable and customary fee. We also have agreed to reimburse each Dealer Manager for reasonable out-of-pocket expenses incurred in connection with the Offer, including fees and expenses of counsel, and to indemnify each of them against liabilities in connection with the Offer, including liabilities under the U.S. federal securities law.

The Dealer Managers and their respective affiliates have rendered, and may in the future render, various investment banking, lending and commercial banking services and other advisory services to us or our subsidiaries. The Dealer Managers have received, and may in the future receive, customary compensation from us or our subsidiaries for such services. Affiliates of the Dealer Managers are agents and lenders under the Company’s Senior Secured Credit Facility, and J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner and Smith Incorporated are advising the Company in connection with the Strategic Investment. In the ordinary course of business, including in their trading and brokerage operations and in a fiduciary capacity, the Dealer

Managers and their respective affiliates may hold positions, both long and short, for their own accounts and for those of their customers, in our securities including the Shares. The Dealer Managers may from time to time hold Shares in its proprietary accounts, and, to the extent it owns Shares in these accounts at the time of the Offer, the Dealer Managers may tender the Shares pursuant to the Offer.

We have retained Georgeson Inc. to act as Information Agent and Wells Fargo Bank, N.A. to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, facsimile and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Managers as described above) for soliciting tenders of Shares pursuant to the Offer. Shareholders holding Shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender Shares through the brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Information Agent or the Depositary for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of Shares, except as otherwise provided in Section 5 hereof.

18.	Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the SEC the Self-Tender Schedule TO, which contains additional information with respect to the Offer. The Self-Tender Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 11 with respect to information concerning us. In any jurisdiction where the securities, “Blue Sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of the applicable jurisdiction.

You should only rely on the information contained in this document or to which we have referred you. We have not authorized any person to make any recommendation on behalf of us as to whether you should tender or refrain from tendering your Shares in the Offer or regarding the price or prices at which you should tender your Shares. We have not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this document or in the related Letter of Transmittal. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by us, our Board of Directors, the Dealer Managers, the Depositary or the Information Agent.

November 13, 2015

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or his or her bank, broker, dealer, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

Wells Fargo Bank, N.A.

***By Mail: BY the Expiration Time	***By Hand or Overnight Courier: BY the Expiration Time
Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64858 St. Paul, MN 55164-0858	Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions 1110 Centre Pointe Curve, Suite 101 Mendota Heights, MN 55120

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and locations listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

Banks, Brokers and Shareholders

Call Toll-Free (888) 497-9677

The Dealer Managers for the Offer are:

BofA Merrill Lynch	J.P. Morgan

Bank of America Tower One Bryant Park New York, NY 10036 Call Toll-Free: (888) 803-9655	383 Madison Avenue New York, NY 10179 Call Toll-Free: (877) 371-5947 Direct: 212-622-4401